SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1 April 2004	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

We are pleased to announce Matav’s 2003 Annual Audited Financial Reports

MATAV - CABLE SYSTEMS MEDIA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

ADJUSTED TO THE NIS OF DECEMBER 2003

INDEX

Page

Report of Independent Auditors	2
Balance Sheets - Consolidated and the Company	3 - 6
Statements of Operations - Consolidated and the Company	7 - 8
Statements of Changes in Shareholders’ Equity	9
Statements of Cash Flows - Consolidated and the Company	10 - 13
Notes to Financial Statements	14 - 89

ERNST & YOUNG	■	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

MATAV – CABLE SYSTEMS MEDIA LTD.

             We have audited the accompanying balance sheets of Matav - Cable Systems Media Ltd. (“the Company”) as of December 31, 2003 and 2002 and the consolidated balance sheets as such dates and the related statements of operations, changes in shareholders equity and cash flows - Company and consolidated - for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the year ended December 31, 2001 were audited by other auditors whose report dated March 13, 2002, expressed an unqualified opinion on those statements.

             We did not audit the financial statements of a jointly controlled Company whose assets included in the consolidation constitute approximately 5.7% of total consolidated assets as of December 31, 2003. Also, we did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to adjusted NIS 65,373 thousand and adjusted NIS 20,113 thousand as of December 31, 2003 and 2002, respectively, and the Company’s equity in their earnings amounted to adjusted NIS 42,105 thousand and adjusted NIS 11,119 thousand for the years ended December 31, 2003 and 2002, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

             We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

             In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2003 and 2002 and the consolidated results of operations, changes in shareholders equity and cash flows – of the Company and consolidated - for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements) - 1993.

             As explained in Note 2b, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

             Without qualifying our opinion, we draw attention to the matters described in Note 15 regarding claims filed against the Company and its subsidiaries.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2004	A Member of Ernst & Young Global

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED BALANCE SHEETS Adjusted to the NIS of December 2003

		December 31,
		2002	2003
	Note	Adjusted NIS
		(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		7,604	37,948
Trade receivables	4a	68,697	83,151
Other accounts receivable	4b	17,837	19,765

		94,138	140,864

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	5b	22,400	66,807
Investment in other company	5c	16,241	16,241
Long-term loans granted to employees		611	-
Severance pay fund, net	12	316	-
Investment in limited partnerships	6	-	2,057
Rights to broadcast movies and programs	7	-	34,927
Other receivables		-	885

		39,568	120,917

FIXED ASSETS:	8
Cost		1,987,219	2,028,447
Less - accumulated depreciation		995,221	1,151,622

		991,998	876,825

OTHER ASSETS AND DEFERRED CHARGES, NET	9	6,922	3,946

		1,132,626	1,142,552

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED BALANCE SHEETS Adjusted to the NIS of December 2003

		December 31,
		2002	2003
	Note	Adjusted NIS
		(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank credit	10	514,123	435,403
Current maturities of debentures	14	33,730	33,701
Trade payables	11a	84,056	94,699
Jointly controlled entity - current account		2,682	17,690
Other accounts payable	11b	84,607	158,982

		719,198	740,475

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	13	142,085	127,403
Debentures	14	99,462	66,145
Customers’ deposits for converters, net of accumulated amortization	2l	24,809	25,675
Severance pay liability, net	12	-	2,106

		266,356	221,329

COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS	15
SHAREHOLDERS’ EQUITY:
Share capital:	16
Ordinary shares of NIS 1.00 par value - authorized: 100,000,000
shares; issued and outstanding: 30,203,918 shares		48,882	48,882
Additional paid-in capital		401,329	375,538
Accumulated deficit		(238,222)	(243,672)

		211,989	180,748
Less - cost of Company shares held by subsidiary (December 31,
2002 - 1,343,497 shares)		(64,917)	-

		147,072	180,748

		1,132,626	1,142,552

The accompanying notes are an integral part of the financial statements.

March 30, 2004	Shmuel Dankner	Amit Lavin	Shalom Bronstein
Date of approval of the financial statements	Chairman of the Board	Chief Executive Officer	Chief Financial Officer

MATAV - CABLE SYSTEMS MEDIA LTD.
BALANCE SHEETS - THE COMPANY Adjusted to the NIS of December 2003

		December 31,
		2002	2003
	Note	Adjusted NIS
		(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		7,444	35,879
Trade receivables	4a	47,635	45,400
Other accounts receivable	4b	12,677	19,431

		67,756	100,710

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in subsidiaries and long-term accounts	5a	265,908	247,348
Investments in affiliates	5b	29,170	75,992
Investment in other company	5c	16,227	16,227
Long-term loans granted to employees		464	-
Severance pay fund, net	12	405	-
Other receivables		-	885

		312,174	340,452

FIXED ASSETS:	8
Cost		1,430,108	1,429,183
Less - accumulated depreciation		704,438	816,948

		725,670	612,235

OTHER ASSETS AND DEFERRED CHARGES, NET	9	2,497	1,330

		1,108,097	1,054,727

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
BALANCE SHEETS - THE COMPANY Adjusted to the NIS of December 2003

		December 31,
		2002	2003
	Note	Adjusted NIS
		(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit	10	514,104	394,896
Current maturities of debentures	14	33,730	33,701
Trade payables	11a	67,421	63,617
Subsidiaries - current account		3,077	15,988
Other accounts payable	11b	73,185	140,608

		691,517	648,810

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	13	142,085	127,403
Debentures	14	101,190	67,402
Losses over investment in subsidiaries	5a	7,886	10,778
Customers’ deposits for converters, net of accumulated amortization	2l	18,347	18,882
Severance pay liability, net	12	-	704

		269,508	225,169

COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS	15

SHAREHOLDERS’ EQUITY:
Share capital:	16
Ordinary shares of NIS 1.00 par value - authorized: 100,000,000
shares; issued and outstanding: 30,203,918 shares		48,882	48,882
Additional paid-in capital		401,329	375,538

Accumulated deficit		(238,222)	(243,672)

		211,989	180,748
Less - cost of Company shares held by subsidiary (December 31, 2002
– 1,343,497 shares)		(64,917)	-

		147,072	180,748

		1,108,097	1,054,727

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS Adjusted to the NIS of December 2003

		Year ended December 31,
		2001	2002	2003
	Note	Adjusted NIS
		(In thousands, except earning (loss) per ordinary share and ADS)

Revenues	2j	469,389	495,536	545,480

Operating expenses:
Depreciation		142,287	161,996	160,521
Other operating expenses	19a	341,927	345,441	306,165

Total operating expenses		484,214	507,437	466,686

Gross profit (loss)		(14,825)	(11,901)	78,794

Selling, marketing, general and administrative
expenses:	19b
Selling and marketing		57,974	40,643	43,954
General and administrative		57,052	46,137	42,659

		115,026	86,780	86,613

Operating loss		(129,851)	(98,681)	(7,819)

Financial expenses, net	19c	(52,088)	(48,089)	(83,958)
Other income, net	19d	3,053	278,535	80,996

Income (loss) before taxes on income		(178,886)	131,765	(10,781)
Taxes on income	17	(434)	108,851	35,576

Income (loss) from operations of the Company and
its subsidiaries		(178,452)	22,914	(46,357)
Equity in earnings (losses) of affiliates, net	5	(78,822)	10,910	40,907

Net income (loss) for the year		(257,274)	33,824	(5,450)

Earnings (loss) per Ordinary share - NIS	2p	(8.92)	1.17	(0.19)

Weighted average number of shares outstanding
(in thousands)	2p	28,834	28,860	29,347

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
STATEMENTS OF OPERATIONS - THE COMPANY Adjusted to the NIS of December 2003

		Year ended December 31,
		2001	2002	2003
	Note	Adjusted NIS
		(In thousands, except earning (loss) per ordinary share and ADS)

Revenues	2j	337,583	347,890	367,326

Operating expenses:
Depreciation		103,026	116,151	116,878
Other operating expenses	19a	248,680	229,917	207,205

Total operating expenses		351,706	346,068	324,083

Gross profit (loss)		(14,123)	1,822	43,243

Selling, marketing, general and administrative
expenses:	19b
Selling and marketing		41,913	29,124	26,878
General and administrative		39,960	29,899	28,288

		81,873	59,023	55,166

Operating loss		(95,996)	(57,201)	(11,923)
Financial expenses, net	19c	(36,826)	(44,125)	(79,387)
Other income, net	19d	3,121	286,574	84,941

Income (loss) before taxes on income		(129,701)	185,248	(6,369)
Taxes on income	17	(2,305)	108,851	35,496

Income (loss) from operations of the Company		(127,396)	76,397	(41,865)
Equity in earnings (losses) of affiliates and
subsidiaries, net	5	(129,878)	(42,573)	36,415

Net income (loss) for the year		(257,274)	33,824	(5,450)

Earnings (loss) per Ordinary share - NIS	2p	(8.92)	1.17	(0.19)

Weighted average number of shares outstanding (in
thousands)	2p	28,834	28,860	29,347

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY Adjusted to the NIS of December 2003

	Share capital		Additional paid-in capital	Accumulated deficit	Cost of Company shares held by subsidiary
	Number of shares	Amount				Total
	Adjusted NIS (In thousands)

Balance at January 1, 2001	28,785	47,403	335,100	(14,772)	-	367,731
Loss for the year	-	-	-	(257,274)	-	(257,274)
Exercise of stock options by
employees and exercise of
series 1 warrants (Note
16b and c)	49	52	2,037	-	-	2,089
Acquisition and exercise of
Company Series 1 warrants
by subsidiary	1,370	1,427	64,517	-	(66,205)	(261)

Balance at December 31, 2001	30,204	48,882	401,654	(272,046)	(66,205)	112,285
Loss for the year	-	-	-	33,824	-	33,824
Sale of Company shares held
by subsidiary	-	-	(325)	-	1,288	963

Balance at December 31, 2002	30,204	48,882	401,329	(238,222)	(64,917)	147,072
Loss for the year	-	-	-	(5,450)	-	(5,450)
Sale of Company shares held
by subsidiary	-	-	(25,791)	-	64,917	39,126

Balance at December 31, 2003	30,204	48,882	375,538	(243,672)	-	180,748

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS Adjusted to the NIS of December 2003

	Year ended December 31,
	2001	2002	2003
	Adjusted NIS
	(In thousands)
Cash flows from operating activities:

Net income (loss) for the year	(257,274)	33,824	(5,450)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities (a)	276,013	*) (123,249)	101,503

Net cash provided by (used in) operating activities	18,739	(89,425)	96,053

Cash flows from investing activities:

Jointly controlled company, proportionally consolidated for
the first time (b)	-	-	1,980
Purchase of fixed assets	(253,343)	(77,296)	(56,642)
Investment in affiliate	(3,518)	-	-
Repayment of long-term loans to affiliate	-	461	292
Deposit in trust, net	-	1,838	-
Investment in other assets	(1,066)	(2,924)	-
Proceeds from sale of investment in affiliate	20,651	*) 305,088	114,440
Proceeds from sale of fixed assets	2,012	1,243	1,700
Grant of long-term loan for purchase of fixed assets	-	-	(1,394)

Net cash provided by (used in) investing activities	(235,264)	228,410	60,376

Cash flows from financing activities:

Exercise of stock options by employees and exercise of series
1 warrants, net of issuance costs	2,089	-	-
Acquisition and exercise of Company’s series 1 warrants by a
subsidiary	(261)	-	-
Sale of Company shares held by subsidiary	-	963	39,126
Sale of Company debentures by subsidiary	23,268	-	-
Receipt of long-term loans from banks and others	25,255	6,508	31,676
Repayment of long-term loans to banks and others	(2,139)	(129,430)	(73,522)
Redemption of debentures	(28,501)	(33,637)	(33,701)
Short-term bank credit, net	195,700	23,721	(89,664)

Net cash provided by (used in) financing activities	215,411	(131,875)	(126,085)

Increase (decrease) in cash and cash equivalents	(1,114)	7,110	30,344
Cash and cash equivalents at beginning of year	1,608	494	7,604

Cash and cash equivalents at end of year	494	7,604	37,948

*)          Reclassified.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS Adjusted to the NIS of December 2003

		Year ended December 31,
		2001	2002	2003
		Adjusted NIS
		(In thousands)
(a)	Adjustments to reconcile net income (loss) to net cash
	provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Equity in losses (earnings) of affiliates, net	78,822	(10,910)	(40,907)
	Depreciation and amortization	144,202	165,745	171,820
	Deferred income (expenses) taxes, net	1,538	-	(15,630)
	Accrued severance pay, net	(374)	(424)	1,685
	Loss (gain) from:
	Changes in shareholding in affiliate (including from
	sale of shares of affiliates)	(5,145)	*) (295,933)	(96,662)
	Write-off of investment in other company	-	8,962	-
	Sale of fixed assets	2,704	44	1,428
	Linkage differences on principal of debentures	375	692	355
	Linkage differences on principal of long-term loans
	from banks and other, net	1,364	(390)	(3,647)
	Erosion of deposit in trust	-	(1,838)	-

		223,486	(134,052)	18,442

	Changes in operating asset and liability items:

	Decrease (increase) in trade receivables	(1,866)	3,642	9,718
	Decrease (increase) in affiliate - current accounts	14,046	(5,194)	15,008
	Decrease (increase) in other accounts receivable	2,873	(743)	(29)
	Increase (decrease) in trade payables	19,822	(24,382)	(1,832)
	Increase in other accounts payable	7,882	31,903	59,330
	Increase in customers’ deposits for converters, net	9,770	5,577	866

		52,527	10,803	83,061

		276,013	(123,249)	101,503

(b)	Jointly controlled company, proportionally consolidated
	for the first time:

	Net working capital (except for cash and cash equivalents	-	-	38,745
	Fixed assets, net	-	-	(1,142)
	Investment in limited partnerships	-	-	(2,057)
	Rights to broadcast movies and programs	-	-	(34,927)
	Long-term liabilities	-	-	737
	Investment in affiliate	-	-	624

		-	-	1,980

(c)	Supplementary information on investing activity not
	involving cash flows:

	Purchase of fixed assets against credit from suppliers	57,353	57,656	35,512

*)            Reclassified.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
STATEMENTS OF CASH FLOWS - THE COMPANY Adjusted to the NIS of December 2003

	Year ended December 31,
	2001	2002	2003
	Adjusted NIS
	(In thousands)
Cash flows from operating activities:

Net income (loss) for the year	(257,274)	33,824	(5,450)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities (a)	230,362	*) (121,495)	42,870

Net cash provided by (used in) operating activities	(26,912)	(87,671)	37,420

Cash flows from investing activities:

Purchase of fixed assets	(172,468)	(32,324)	(12,311)
Investment in subsidiaries and affiliate (long-term accounts
and capital notes), net	(3,518)	(67,287)	-
Repayment of long-term accounts to subsidiaries, net	-	-	54,396
Investment in other assets	(1,066)	(186)	-
Proceeds from sale of investment in affiliate, net	20,656	*) 302,418	113,709
Proceeds from sale of fixed assets	1,842	1,036	1,077
Grant of long-term loan for purchase of fixed assets	-	-	(1,394)

Net cash provided by (used in) investing activities	(154,554)	203,657	155,477

Cash flows from financing activities:

Exercise of stock options by employees and exercise of series
1 warrants, net of issuance costs	2,089	-	-
Acquisition and exercise of Company’s series 1 warrants by a
subsidiary	(261)	-	-
Receipt of long-term loans from banks and others	25,261	6,508	31,676
Repayment of long-term loans to banks and others	(424)	(120,974)	(73,522)
Redemption of debentures	(33,675)	(33,637)	(33,701)
Short-term bank credit, net	187,955	36,718	(89,646)
Receipt of long-term loans from subsidiary	-	2,669	731

Net cash provided by (used in) financing activities	180,945	(108,716)	(164,462)

Increase (decrease) in cash and cash equivalents	(521)	7,270	28,435
Cash and cash equivalents at beginning of year	695	174	7,444

Cash and cash equivalents at end of year	174	7,444	35,879

*)          Reclassified.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
STATEMENTS OF CASH FLOWS - THE COMPANY Adjusted to the NIS of December 2003

		Year ended December 31,
		2001	2002	2003
		Adjusted NIS
		(In thousands)
(a)	Adjustments to reconcile net income (loss) to net cash
	provided by (used in) operating activities:

	Income and expenses not involving cash flows:
	Equity in losses (earnings) of affiliates and
	subsidiaries, net	129,878	42,573	(36,415)
	Depreciation and amortization	103,515	118,480	126,350
	Deferred income taxes, net	1,042	-	(15,630)
	Accrued severance pay, net	(490)	(126)	1,109
	Loss (gain) from:
	Changes in shareholding in subsidiary affiliates
	(including proceeds from realization of affiliate
	shares)	(5,145)	*) (302,418)	(97,876)
	Write-off of investment in other company	-	8,830	-
	Sale of fixed assets	2,637	92	938
	Linkage differences on principal of debentures	-	220	(116)
	Linkage differences on principal of long-term loans to
	banks and other, net	1,306	(225)	(3,386)
	Erosion of long-term accounts and capital note	-	294	82

		232,743	(132,280)	(24,944)

	Changes in operating asset and liability items:

	Decrease in trade receivables	3,182	3,541	2,235
	Decrease (increase) in affiliate - current accounts	(32,600)	(950)	13,973
	Decrease (increase) in other accounts receivable	(2,272)	1,917	(5,781)
	Increase (decrease) in trade payables	15,354	(23,115)	(4,268)
	Increase in other accounts payable	6,366	25,436	61,120
	Increase in customers’ deposits for converters, net	7,589	3,956	535

		(2,381)	10,785	67,814

		230,362	(121,495)	42,870

(b)	Supplementary information on investing activity not
	involving cash flows:

	Purchase of fixed assets against credit from suppliers	54,941	40,316	28,602

*)            Reclassified.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Operations:

1.	Broadcasting licenses:

Matav - Cable Systems Media Ltd. (the “Company”) and its wholly-owned subsidiary, Cable Systems Media Haifa-Hadera Ltd. (“Matav Haifa”), operate in the field of cable television (“CATV”) broadcasting. In the past until amendment 25, as elaborated below, and the transfer to the policy of granting long-term non-exclusive licenses. Prior to the grant of the current licenses in 2002, the Company and Matav Haifa operated pursuant to five exclusive franchises granted to them by the Ministry of Communications for the providence of cable television services in franchise areas, in Israel as follows: Bat-Yam, Holon, Haifa, Netanya, Hadera, Kiryat Shemona, Safed, the Golan Heights and the Sea of Galilee area. The Company commenced commercial broadcasts in March 1990.

The franchises were granted to the Company and Matav Haifa under the Israeli Telecommunications Law, 1982, and the rules and regulations promulgated hereunder (the “Telecommunications Law”), which determine the framework in which the Company operates and the obligations of which the Company is required to fulfill. The Telecommunications Law determines, among other things, maximum subscription fees, milestones and restrictions on transfer and allotment of shares among the license holders.

On July 25, 2001, the Knesset ( the Israeli Parliament) approved an amendment (No. 25) to the Telecommunications Law. Amendment 25 settled the licensing of CATV broadcasting by establishing a policy of general, long-term, non-exclusive licenses, as opposed to the exclusive regional CATV broadcasting franchises granted to the Company and Matav Haifa, for limited periods, prior to said amendment. As a result of the approval of Amendment 25, licenses conferring exclusive rights in certain areas cannot be granted. Pursuant to Amendment 25, the CATV operators are entitled to apply for a license to provide telecommunications services, a non-exclusive broadcasting license for CATV broadcasting and a non-exclusive license for a broadcasting center. Under the amendment, all the CATV operators can also apply to operate jointly once they have received their CATV licenses. In the beginning of 2002, the Company and Matav Haifa were granted with a general, long-term non-exclusive Broadcasting licenses for the same areas that were mentioned above, which replaced the franchises based on which, the Company operated until that date. The broadcasting licenses and the license to operate (Headend license) are for a period of 15 years, however, they may be extended for additional periods at the end of the tenth year.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

Under the Telecommunications Law and in accordance with the council of Cable and Satellite Broadcastings (the “Council”) resolution of June 2002 as amended in September 2002 and in May 2003, each Cable Broadcast Licensee is required to allocate to production or purchase of locally produced broadcasts, a percentage of its annual income derived from subscriber fees for the year preceding the year of the investment, as follows: (i) commencing April 30, 2002 (the date of the grant of the Cable Broadcast License) and until the end of 2005, at least 8% of such income; and commencing 2006 and thereafter, as to be determined by the Council prior to the end of June 2005; and (ii) in the event a Cable Broadcast License is granted to the merged entity of the Israeli cable television operators, the Council shall determine, prior to the end of June 2005, the rate of the amounts that shall be allocated to local productions by the Cable Broadcast Licensee as of 2006 and thereafter. For this latter purpose, the Council shall consider, among other things, the financial condition of the Licensees in connection with their broadcast activities and the contribution of the said merger to the improvement of the financial condition of the Licensees. According to the valuation of the Company’s management, the investment amount made by the Company for local production in initial broadcasting in 2001, 2002 and 2003 is higher than 8% of its annual revenues from the subscription fees for the same years.

Telecommunications Infrastructure License and structural separation of broadcasts and infrastructure:

As a result of Amendment 25, as aforesaid, in October 2001 the Company presented (except for the request to receive a general broadcasting license for multi channel TV and a license to operate Headend, as aforesaid) a request to receive Telecommunications Infrastructure license in connection with access to fast internet services and related services. During 2002, when the Telecommunications infrastructure license was granted to the Company, it was set that the license owner will be authorized to provide infrastructure services for the distribution of CATV broadcasts and access services to fast internet providers.

In August 2002, the Ministry of Communications granted the Company special licenses to provide additional Bezeq services on the cable network infrastructure to its subscribers in digital format (including SMS services and T-mail services over the cable network among TV subscribers).

In November 2002, the Minister of the Communication modified the Telecommunications Infrastructure license granted to Matav Infrastructures by adding data communication services, digital transmission services and optical transmission services.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

In November 2003, the Ministry of Communications granted AMAT Telcom Limited Partnership (“AMAT Telecom”) (as for further details, see 8 below) a license to provide fixed internal Bezeq services over the cable network including inter alia - basic telephony services, access to fast internet services, infrastructure services, data and optical communication services and other services. Said license canceled and terminated the Telecommunications Infrastructure License which was granted to Matav infrastructures in March 2002.

The new license that was granted to AMAT Telecom is for a period of 20 years and it may be extended for additional periods of 10 years.

According to the Telecommunications Law, a Telecommunications infrastructure license was granted to the Company on the condition that the owners of the broadcasting licenses in the Group will transfer to another entity in the Group that will receive the Telecommunications Infrastructure License, all the rights in the cable network which they use for their broadcasts. Nonetheless, at per the Company’ request, it was determined in the broadcasting licenses and in the Telecommunications Infrastructure license that an owner of a broadcasting license may continue to be the owner of the cable network during an interim period which will end at the earlier of either after two years from the receipt of the license or, if there was a merger between the cable companies at the completion of the merger. Accordingly, in March 2002, the Company and Matav Infrastructures entered into an agreement whereby Matav conferred Matav infrastructure an exclusive right to lease its cable network until the earlier of December 31, 2003 or sixty (60) days from the date in which an authorized court issues a final merger order. In October 2002, the Group’s Broadcast Licensees and the Telecommunications Infrastructure Licensee entered into an agreement, whereby the Telecommunications Infrastructure Licensee shall provide the Cable Broadcast Licensees Infrastructure services for the broadcast of cable broadcasts in the areas covered by their respective license, including installment, maintenance and disconnection of terminal equipment.

In the Telecommunications Infrastructure license which was granted to Amat Telcom it was determined that during the period which will end at the earlier of either after two years from the receipt of the license or, if there was a merger between the owners of completion of the general Broadcasting licenses, then at the date of the completion of the merger, AMAT Telcom shall have the exclusive right, inter alia, to use, operate, maintain and to develop the network and, at the end of said interim period, the full ownership in the cable network will be transferred to Amat Telcom. As of the date of the financial statements, an agreement between the Company and Amat Telcom in connection with the grant of lease rights and the transfer of ownership to the network, as above, was not yet signed.

The Broadcastings licenses and the Telecommunications Infrastructure includes provisions as to the issue of a structural separation between the owner of Broadcastings license and the owner of the Telecommunications Infrastructure license.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

In was further set in the Telecommunications Infrastructure license granted to AMAT Telecom that if a general license to operate an additional CATV system over the cable network is granted or if the number of access to fast internet subscribers of the owner of a Telecommunications Infrastructure license reaches 350,000 or if the number of telephone lines operated by the owner of the license reaches 250,000 a much broader structural separation (as detailed in the said license) will be carried out between the owners of Broadcastings licenses and the owner of the Telecommunications Infrastructure license.

The licenses of the Group include certain provisions relating to approvals required for change of means of control in the owners of such licenses.

2.	On April 5, 2001, the Council published its decision regarding joint channel broadcasting (“tiering”). This technique enables the Company to provide to its digital services subscribers a basic broadcasting package in consideration of fixed subscription fees and to provide additional channels that will expand the basic package, in consideration of additional fees.

Based on the terms of broadcasting licenses, the Company must provide to all of its subscribers a basic package in an analogue and/or digital broadcasting method. In accordance with the general license provisions for cable broadcasting, the Company may request the council to reduce the basic broadcasting. In the event that broadcasts were removed from the basic broadcasts, in respect of which, a maximum tariff was determined in the license, the council may, subject to the minister’s approval, direct the reduction of the maximum tariff at a rate to be determined by the council, provided that the license owner was given the opportunity to assert his claims. As of today, the broadcast package, for which a maximum tariff was set in the licenses is the basic analogical package, however, in the merger resolution of the council, it was determined that the council is authorized to direct the cable companies to reduce the basic analogical package.

The Company began to market tiering broadcasting packages to its subscribers in August 2001.

The Company informed the minister of communications that according to the actual demand of its subscribers, it shall provide its subscribers with digital converters (for a main extension), as follows: during 2001, up to 100,000 digital converters shall be provided; in 2002, 70,000 digital converters shall be provided; and during 2003, 60,000 digital converters shall be provided. The remainder is to be provided during 2004.

The company makes the necessary arrangements to meet the above requirements (according to the actual demand of the company’s customers).

3.	On January 5, 1999, the Knesset approved an amendment to the Telecommunications Law, according to which the Ministry of Communications may grant a license for direct broadcasting via satellite. On January 21, 1999, the Ministry of Communications granted D.B.S. Satellite Services (1998) Ltd. (known as:”Yes”) a license for providing television broadcasts to subscribers in Israel via satellite. YES began to operate and market its broadcasts in July 2000.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

In January 2002, the Minister of Communications issued administrative directives with respect to allowing the utilization of subscriber lines (“the administrative directives”). The administrative directives stipulate that the Company would be obligated to allow Yes to utilize the lines of the subscribers of the Company, and that Yes would be obligated to allow the Company to utilize the lines of the subscribers of Yes. The administrative directives also establish instructions regarding payments that Yes is to pay the Company in respect of the use of a subscriber line which is located in an apartment that is part of a shared building, as well as instructions as to the amounts the Company is to pay Yes for such use of subscriber lines.

4.	Merger of the cable companies:

In March 2002, the approval of the Council for the proposed merger of the operations of the cable companies was received and it was amended in February 2003 . The approval of the Council to the merger is subject to a number of conditions, including, inter alia: (i) an obligation upon the cable television operators to allow direct broadcasting by YES, to broadcast channels 3, 4, 5 & 6, for consideration. This obligation expires upon the earlier of either: December 31, 2003 (regarding channels 3 ,4 and 5); or the date on which Yes has at least 500,000 subscribers, after which YES may request an extension; (ii) an obligation of ‘unbundling’, obliging the merged entity to grant special broadcast license holders which broadcast on a digital platform a non-exclusive permit, for consideration, to use its network in order to transfer their broadcasts; (iii) a limitation upon the number of channels which the cable television operators shall be allowed to produce. In addition, in accordance with the approval of the Council, in the event that the Council is convinced that there is a material regression in competition in the multi channel television market, the Council is entitled to instruct the cable television operators to allow each special and general cable broadcast license holder, that broadcasts in a digital format, use the Company’s infrastructure in order to access all potential subscribers, even if they are not the Company’s subscribers, so long as the Company’s cable network infrastructure reaches their premises. According to the Council’s decision, a material regression will be deemed to occur, among other things, in the event that YES shall cease its operation or the merged entity shall provide services to more than 80% of multi-channel television subscribers in Israel.

In April 2002, the approval for the proposed merger was received from the Controller of Restrictive Business Practices (“the Controller”) for the merger. On April, June, November and December 2003, the Controller extended the validity of his approval to the merger until the earlier of December 15, 2004 or the completion of the merger.

The Controller’s conditions to the merger includes, inter alia, conditions concerning: (1) separation between the cable infrastructure and the broadcasting activity of the merged companies; (2) giving access to and use of cable broadcasting infrastructure to owners of licenses to operate CATV systems; (3) the ownership structures of the merged companies; (4) restrictions as to the purchase of content and interest in the channels; (5) the commitment to transmit broadcasts; (6) provisions concerning non prevention of competitive infrastructures development; (7) restrictions on parties that are related to the merged companies, including in connection with acting as officers in the merged company and the transfer of business information; (8) the commitment to supply fixed telephone services to the public in Israel over the cable infrastructure on time and scope not below that was determined in the approval of the Controller to the merger.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

According to the Controller’s conditions to the merger as extended, it was determined, inter alia, that the merged infrastructure company of the cable companies has to commercially supply telephone services over cable infrastructure to the public in Israel no later than by November 20, 2004. Similarly, it was determined that the merged infrastructure company will provide telephone services that compete with those of Bezeq in scope and time as mentioned in the Controller conditions.

The investment in telephone will be in an amount not below NIS 350 thousand and made as follows: until June 31, 2004 - the infrastructure company will invest an amount not below NIS 105 million; until June 31, 2005 - the infrastructure company will make an additional investment of not below NIS 140 million; until June 30, 2006 - the infrastructure company will invest an amount not below NIS 105 million and any other amount as far as it will be required in order to implement the business plan for the provision of telephone services that fully compete with Bezeq telephone services) and (9) the provision of a bank guarantee (by all the Cable companies) in the amount of 15 million dollars in an unqualified wording that will satisfy the Controller as collateral for the fulfillment of the Controller’s conditions.

On November 19, 2003, the cable companies, including the Company, filed a request to be exempt from an approval of a “Binding Arrangement” as such term is defined under Section 14 of the Anti Trust Law, commencing November 16, 2003 and until the merger procedures of the cable companies are completed, or November 15, 2004, whichever is earlier, in order to enable the completion of the merger procedure of the cable companies

The above request to be exempt was filed in connection with the on going cooperation of the cable companies, inter alia, in the field of multi-channel cable broadcasting, national fixed communication services, including access services to Internet over the cables and telephony services including in the field of marketing, production and purchase of content and channels.

On December 17, 2003, the Controller granted the cable companies, including the Company, an exemption for a period of one year from approving of a “Binding Arrangement” in connection with said cooperation. The grant of the exemption is subject to the conditions as stated in the Controller’s approval to the merger from April 2002, and subject to other conditions, inter alia, that the cable companies will not take any irreversible step which prevents independent and separate action from any of them if the merger is not consummated and that, until December 15, 2004, the cable companies will not perform any cooperation that is irreversible.

According to the position of the Supervisor of the Banks at the Bank of Israel, the merger of the cable companies and the formation of a merged cable entity constitutes a deviation from the directives of the Bank of Israel and of “Proper Bank Management Instructions” of the Supervisor of the banks, inter alia, regarding the restriction on “Group of Borrowers”, as such term is defined in the “Proper Bank Management Instructions. The above position of the Supervisor has an impact as to the issue of giving loans by banking corporations and as to the issue of allocation of the merged company debts, inter alia, to an indirect controlling shareholder of the Company.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

The merger is still conditional on additional approvals, among which the approval of the tax authorities, the signing of a detailed merger agreement between the shareholders of the cable companies, an arrangement with the banks and the approvals of the meetings of the creditors and shareholders of the cable companies.

In November 2002 and, subsequently, in March 2003, the Company’s Board of Directors approved the signing of the agreements concerning the merger of the Cable companies, including the merger agreement, the shareholders agreement and the financing arrangements with the banks, etc. but these agreements whether the merger will be actually completed and if it will be computed when it will occur and what will be.

Based on the aforesaid, and due to the difficulties arising from the position of the Supervisor of the Banks, there is no certainty whether the merger will be actually completed and if it will be completed when it will actually occur and what will be its structure. The Company’s management is examining any and all alternatives in order to continue to preserve the existing cooperation between the cable companies, including the exanimation of possible acquisition of Tevel’s subscribers in the multi channel television and fast Internet access. (See Note 24).

In the framework of the approval of the Controller, there is an no going cooperation between the cable companies in marketing, sales, content purchase and other fields under the brand name “Hot”.

Appeals against the merger of the cable companies:

a)	On May 26, 2002, two appeals were filed on the decision of the Controller with respect to the approval of the terms of the merger between the cable companies (“the Controller’s decision”). The appeals were filed separately by Yes and Bezeq. Yes is requesting the cancellation of the approval of the merger since, as it alleges, the merger between the cable companies impairs the competition in the multi-channel television filed. Alternatively, Yes is requesting the change in the terms of the approval, among others, such that a structural separation will be required between the merged companies, the prohibition of the exclusive purchase of content (also with respect to original productions), the cancellation of the mutual requirement of obligation to sell.

Bezeq requested to strike the appeal filed on its behalf, the cable companies and the Controller requested to order Bezeq to pay court costs. A decision has not yet been rendered.

Summaries were made, and a ruling has not yet been rendered. According to the Company’s management opinion, based on the opinion of its legal counsels, it is not possible to estimate the success chances of the appeal of Yes.

b)	On January 20, 2004, Eshkolot - the Israeli Artists Society for Performers’ Rights Limited (“Eshkolot”) filed an appeal with the Restrictive Trade Practices Court on the decision of the Controller dated December 15, 2003, to extend his approval to the proposed merger of the cable companies.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

Eshkolot, is requesting the cancellation of the decision to extend the approval of the merger. Alternatively, it is requesting that the court will make the merger contingent on further conditions as detailed in the appeal and/or any other condition that the court shall deem necessary. It is also requesting that the court will grant any other directive at its discretion.

The Controller and the cable companies are the respondents to the appeal.

On February 23, 2003, the Controller filed his response to the appeal. The cable companies have not yet filed a response to the appeal on their behalf.

According to the Company’s management opinion, based on the opinion of its legal counsels, it is not possible at this preliminary stage to estimate the chances of the appeal. Nonetheless, the cable companies have good claims that refute those of Eshkolot.

5.	On March 27, 2002, Matav Infrastructures 2001 L.P. (“Matav Infrastructures”), a subsidiary of the Company, received its Telecommunications Infrastructure License from the Ministry of Communications, for the providence of fixed domestic telecommunication services and for operation of its Cable network as a telecommunication network (the “Telecommunications Infrastructure License”). Services to customers commenced in April 2002.

Access to fast Internet services is provided by Matav Infrastructures 2001 Limited Partnership (“Matav Infrastructure”) and is transferred over the cable infrastructures of the Group (see 8 below).

In addition, the Group has invested in ventures relating to the Internet and interactive communications through the associated company Nonstop Ventures Ltd. (“Nonstop Ventures”) (see Note 5b(3)).

6.	As for the operations of Hot Vision Ltd. (Formerly: I.C.P. - Israel Cable Programming Company Ltd.) (“Hot Vision”), a jointly controlled company owned by the Company and the other CATV operators in Israel, see also Note 3 and Note 5b(4).

7.	To date the Company through its wholly-owned subsidiary - Matav Investments Ltd. (“Matav Investments”), holds approximately 5.29% (in December 31, 2002 – 7.44%) of the shares of the affiliate, Partner Communications Company Ltd. (“Partner”). Partner operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel, see also Notes 5b(2) and 24a.

Matav Group can gain significant influence, as defined in Statement 68, by virtue of an agreement, entered into by and among the shareholders of Partner, according to which, Matav has the right to appoint two directors to serve on its behalf on Partner’s board of directors.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

In April 2002, the Group sold approximately 7.7% of Ordinary shares of Partner, in consideration of approximately adjusted NIS 306 million. The capital gain, net of taxes, from the above transaction amounted to adjusted NIS 197 million. As a result of this sale, the holdings in Partner shares were 7.43%.

In November 2003, the Group sold approximately 2.1% Ordinary shares of Partner in consideration of approximately adjusted NIS 114.4 million. The capital gain from the above sale net of the taxes totaled approximately adjusted NIS 62 million. After that sale, the holdings in Partner shares are approximately 5.29%. See also Note 24.

8.	In October 2003, the Company’s Board of Directors approved an agreement entered into with the other cable companies for the formation of a limited partnership, (“the Partnership”) Amat Telcom Limited partnership (hereafter “Amat Telecom”), whose aim was to be granted with a license from the Ministry of Communication for the providence of fixed telephone services in Israel.

In November 2003, the Partnership received a license to provide the above services. This license replaced the license to provide fixed domestic telecommunication services and to operate its Cable network as a telecommunication network for the provision of telecommunication services, which was received by Matav Infrustructures on March 2002.

In the context of the agreement, the Company (through its subsidiary), based on its proportionate share in overall subscribers of the cable companies (the subscribers of multi channel TV broadcast and the subscribers of access to fast Internet services) as of October 31, 2003, owns, directly and indirectly, approximately 26.5% of the Partnership rights as well as approximately 26.5% of the general partner rights in the Partnership.

According to the approval of the Controller, in connection with the proposed merger of the cable companies (see also 4 above), the Partnership is required to make a comprehensive investment in an amount estimated at approximately NIS 350 million over three years from the date the license was received.

The Company’s portion of the investment, as aforesaid, is pro rata to its proportionate share in the Partnership and is estimated to be approximately NIS 93 million. (see also Note 15c(3).

Following to the decision, taken by the cable companies, the access to fast internet services activity will be transferred to the Partnership as of January 1, 2004.

9.	As for the memorandum of agreement between Partner and the Company’s shareholders, see Note 24a.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

b.	Definitions:

In these financial statements:

Wholly owned and
controlled companies	-	companies or limited partnerships in which more than 50% of the voting equity is owned or controlled by the Company (as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel) and whose accounts are consolidated with those of the Company

Jointly controlled company	-	- a company owned by various entities that have a contractual consent for joint control, which is not of a temporary nature and whose accounts are consolidated with those of the Company using the proportionate consolidation method.

Affiliates	-	companies that are not subsidiaries, and over which the Company has significant influence. The Company’s investment therein is included using the equity method of accounting

Subsidiaries	-	Jointly controlled company and wholly owned and controlled companies.

The Group	-	the Company and its subsidiaries.

Interested Parties	-	as defined in the Securities Regulations (Preparation of Annual Financial Statements) – 1993.

Related parties	-	as defined in the opinions of the Institute of Certified Public Accountants in Israel.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements presented herein are prepared in accordance with generally accepted accounting principles (“GAAP”) in Israel and in accordance with the Securities Regulations (Preparation of Annual Financial Statements, 1993).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in adjusted New Israeli Shekels:

1.	The Group maintains its accounting records in nominal New Israeli Shekels (NIS). In accordance with the Statements of the Israeli Institute, all the amounts in the financial statements (including comparative figures) are presented in adjusted NIS, which have a constant purchasing power. The purchasing power of adjusted NIS reflects the average price level in December 2003, according to the Israeli Consumer Price Index (“Israeli CPI”) published on January 15, 2004 (178.6 points on the average basis of 1993 = 100).

2.	The adjusted amounts of non-monetary assets do not necessarily represent realizable value or current economic value, but only the original historical cost of those assets in terms of adjusted NIS.

3.	The term “cost” in these consolidated financial statements signifies cost in adjusted NIS.

4.	A summary of the Company’s nominal data is presented in Note 25.

c.	Principles of adjustments:

1.	Balance sheet:

a)	Non-monetary items (items whose amounts in the balance sheet reflect their nominal amounts upon acquisition or incurrence, see below) have been adjusted on the basis of the changes in the Israeli CPI since their acquisition or incurrence.

Items which were treated as non-monetary include: other assets and deferred charges, property and equipment and the related accumulated depreciation, share capital and additional paid-in capital derived from cash received from shareholders.

b)	Monetary items (items whose amounts in the balance sheet reflect current or realizable values) are presented in the balance sheet as of December 31, 2003 in their nominal amounts (comparative figures have been adjusted to the December 2003 Israeli CPI).

2.	Statement of operations:

a)	The components of the statement of operations (except for financing), relating to transactions carried out during the year - sales, purchases, labor costs, etc., have been adjusted at monthly indices at the time the related transactions were carried out or paid. The erosion of monetary balances relating to the aforesaid transactions has been included in financial income or expenses.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b)	The components of the statement of operations relating to non-monetary items included in the balance sheet, (primarily depreciation and amortization) have been adjusted on the same basis used for the adjustment of the related balance sheet items.

c)	The components of the statement of operations relating to provisions included in the balance sheet, such as liability in respect of accrued severance pay and accrued vacation pay, have been included according to the analysis of the adjusted change in the related balance sheet items after their relative cash flows are taken into account.

d)	Income taxes:

Current taxes include payments on account during the year and the amounts outstanding as of balance sheet date (or net of the amounts claimed as returns as of balance sheet date). The payments on account have been adjusted on the basis of the Israeli CPI on the date of each payment, whereas the amounts outstanding (or claimed as refunds) were included without adjustment. In this manner, the current taxes also include the expense which derives from the erosion of the value of the payments on account from the date of payment to the end of the year.

e)	The financing item, net, reflects real financial income and expenses, as well as the erosion of monetary balances during the year.

3.	Data regarding Israeli CPI and exchange rates of foreign currency:

1.	Assets and liabilities in or linked to foreign currency are included in the financial statements according to the representative exchange rates as published by the Bank of Israel on December 31, 2003.

2.	Assets and liabilities linked to the Israeli CPI are included in the financial statements according to the relevant index for each asset or liability.

The following are details of the Israeli CPI and the exchange rate of the U.S. dollar:

	Israeli CPI	Exchange rate of U.S. dollar
At December 31,:	points *)	NIS

2003	178.6	4.379
2002	182.0	4.737
2001	170.9	4.416
2000	168.5	4.041

Changes during the year:	%	%

2003	(1.9)	(7.6)
2002	6.5	7.3
2001	1.4	9.3

*) According to the Israeli CPI for the month ending on the balance sheet date on an average basis of 1993 = 100.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Principles of consolidation:

1.	These financial statements include the accounts of the Company and its subsidiaries.

2.	The significant consolidated subsidiaries are as follows:

Wholly-owned:
-	Matav Haifa;
-	Matav Investments;
-	Matav Infrastructure Ltd.

Wholly-owned subsidiaries of Matav Investments:
-	Matav Properties Ltd;
-	Nonstop Internet 1999 Ltd. (ceased its operations in 2001)

Wholly-owned subsidiaries of Matav Infrastructure Ltd.:
-	Matav Infrastructure 2001 - limited partnership

Jointly controlled entity:
-	Hot Vision Ltd.

3.	Excess of cost of investment - attributed to the exclusive franchise granted to Matav Haifa - is presented in the consolidated balance sheets under “Other assets and deferred charges” and is amortized by the straight-line method over the basic franchise period (12 years commencing in the year of acquisition), under general and administrative expenses.

4.	Intercompany balances and transactions have been eliminated in consolidation.

e.	Investments:

1.	Affiliates and subsidiaries:

The investment in these companies is accounted for by the equity method.

2.	Other companies:

The investment in these companies is stated at cost, net of write-down for decrease in value which is not of a temporary nature.

f.	Investments in limited partnerships:

The investment in limited partnerships producing films, in which the Company is a limited partner, is presented at cost. The investment in the partnerships is amortized when actual broadcast takes place.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Rights to broadcast films and programs:

The cost includes the amount of the commitments with sellers of rights to broadcast films and TV programs with the addition of direct costs in order to adjust said films and programs for broadcasting in Israel.

The rights to use content by the jointly controlled entity which made available by its shareholders, are included in this section.

Cost of rights are amortized when actual broadcasting takes place, while giving a relatively greater weight to primary broadcasting.

h.	Fixed assets:

1.	These assets are stated at cost.

2.	The assets (other than capitalized lease fees and leasehold improvements, see below) are depreciated by the straight-line method on basis of their estimated useful life Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see k below). The annual depreciation rates are as follows:

%
Buildings	2 - 4 (mainly 2)
Cable network	8.33;10
Equipment in the broadcasting center and studio (primarily
electronic equipment)	15 - 20 (mainly 15)
Converters	10
Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 10
Internet site development	33
Vehicles	15

Capitalized lease fees are amortized by the straight-line method over the term of the lease.

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

i.	Other assets, long-term receivables and deferred charges:

1.	Other assets - excess of cost of investment in consolidated subsidiary is attributed to exclusive franchise- see d(3) above.

2.	Deferred charges in respect of issuance of debentures are amortized, using the interest method, over the life of the debentures, in proportion to the balance of debentures outstanding. The amortization is recorded under the financial expenses, net.

3.	Other assets include payment made in respect of a non-exclusive license to provide stationary communications services within Israel. The license charges will be amortized by the straight-line method over the period of the license (15 years).

4.	The embedded interest component in the present value of the lease fees in respect of assets that were leased in a capital leas is presented in the item of long-term other receivables and is amortized over the lease term, 5 years.

j.	Revenue recognition:

1.	Revenue from subscription fees is recognized on a monthly basis as the service is provided.

2.	See also l below (amortization of customers’ deposits for converters).

k.	Impairment of assets:

1.	Impairment of fixed assets:

On January 1, 2003, the Company adopted Accounting Standard No. 15, “Impairment of Assets”. This Standard prescribes the accounting treatment and disclosures required in the event of impairment of assets. The Standard applies to all assets recognized in the balance sheet other than inventories, assets generated by construction contracts, assets generated by employee benefits, deferred tax assets and financial assets (except investments in investees that are not subsidiaries). According to the new Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The adoption of this Standard did not have a material effect on the Company’s financial position and results of operations.

2.	Impairment of investments in other companies:

The Company generally evaluates the fair value of its investments in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary.

The evaluation of the fair value takes into consideration, among others, the market value of the investments (in respect of investments in marketable securities), estimates of analysts and valuations of the investments, the conditions of the industry in which the portfolio company is operating, the portfolio company’s business condition, off-market transactions in the portfolio company’s securities, prices of equity transactions in the portfolio company and additional information that the portfolio company presents to its board of directors (if the Company is represented on the board) or to its shareholders.

Based on the results of the above evaluation, the Company, if necessary, recognizes an impairment loss that is other than temporary in the statement of operations.

l.	Customers’ deposits for converters:

The Company and Matav Haifa collect deposits from their subscribers in respect of converters, in an amount not exceeding their cost. The Company and Matav Haifa partially refund the deposit when the converter is returned. The refund amount (which is linked to the Israeli CPI) is reduced to reflect 10% amortization for each year or portion of a year in which the subscriber used the converter.

In July 2003, the financial committee of the Knesset approved amendment No. 5 of the Bezeq regulations (Licenses) that enables the Company to amortize deposits that were collected from the date of approval at a rate of 10% of their cost to the Company.

The amortization of the deposits is included in revenue.

m.	Income taxes:

1.	Deferred taxes are computed in respect of differences between the amounts presented in these financials statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see Note 17b.

Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the income statements reflects changes in the above balances during the reported years.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Taxes which would apply in the event of disposal of the investments in the subsidiaries and the affiliates (except for Partner) have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments. As to Partner: During the year, the Company’s management revised its plans as to the nature of the investment in the shares of Partner from an investment whose realization in the foreseeable future is unlikely to an investment whose realization may be in the foreseeable future. In view of the change in Company’s management plans as to the nature of the investment in the shares of Partner, as aforesaid, and in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, in the year ended December 31, 2003, the Company recorded a deferred tax liability. See also Note 5b.

3.	Due to the uncertainty whether or not the company shall incur taxable income in the foreseeable future and since the Company accumulated tax loss carryforwards, the Company did not provide for deferred taxes in respect of tax loss carryforwards and in respect of temporary differences for certain income and expenses between the financial reporting purposes and reporting for tax purposes.

n.	Allowance for doubtful accounts:

The allowance is principally determined for specific debts that are doubtful of collection, based on the age of the customers’ debt.

o.	Cash equivalents:

The Group considers all highly liquid investments, which include unrestricted short-term bank deposits (up to three months from date of deposit), to be cash equivalents.

p.	Earnings (loss) per Ordinary share:

Earnings (loss) per Ordinary share is computed based on the weighted average number of shares outstanding during each year (including shares issuable under the option plan for senior employees, see Note 16b, and exercise of series 1 warrants, see Note 16c).

q.	Linkage basis:

Balances whose contractual linkage terms stipulate linkage to the latest index published prior to the date of payment are stated on basis of the latest index published prior to balance sheet date.

r.	Advertising expenses:

Advertising expenses are charged to income as incurred, see also Note 19b.

s.	Derivatives:

The Company enters into forward exchange contracts to offset possible fluctuation in the NIS/dollar exchange rate. The Company does not hold or issue derivative financial instruments for trading purposes.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The forward exchange contracts are stated at fair value. Gains and losses on the forward exchange contracts are included in the financial expenses.

t.	Implementation of new accounting standards and their impact on the financial statements:

In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements. In December 2002, Accounting Standard No. 17 was published with respect to the deferral of the effective date of Accounting Standard No. 12 to January 1, 2004.

According to Accounting Standards No. 12 and No. 17, which deal with the discontinuance of the adjustment of financial statements, financial statements will cease to be adjusted for inflation in Israel beginning January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

The effect of the adoption of Accounting Standard No. 12 is dependent on the inflation rate in Israel, on the composition of the Company’s assets and its sources of financing at that time.

NOTE 3:-	JOINTLY CONTROLLED COMPANY

a.	On December 31, 2003, the accounts of Hot Vision were consolidated for the first time by the proportionate consolidation method on the basis of the Company’s proportionate share in the issued share capital of Hot Vision (26.6%). Until that date, the investment in Hot Vision was presented by the equity method of accounting.

b.	Below are condensed data from the financial statements of the aforesaid company as they were included in the adjusted consolidated financial statements.

December 31, 2003
Adjusted NIS in thousands
Current assets	20,520

Noncurrent assets	38,125

Current liabilities	61,913

Long-term liabilities	737

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 4:-	ACCOUNTS RECEIVABLE

a.	Trade receivables:

	Consolidated		The Company
	December 31,		December 31,
	2002	2003	2002	2003
	Adjusted NIS in thousands
Open accounts (1) (2)	68,350	82,772	47,303	45,054
Notes and checks	347	379	332	346

	68,697	83,151	47,635	45,400

(1) Net of allowance for
doubtful accounts	3,887	3,250	2,898	2,495

(2) Includes credit cards
balance in the amount of	20,471	21,551	14,356	13,442

b.	Other accounts receivable:

	Consolidated		The Company
	December 31,		December 31,
	2002	2003	2002	2003
	Adjusted NIS in thousands
Prepaid expenses	12,063	10,851	9,858	12,422
Accrued income	1,699	3,953	1,199	3,238
Other	4,075	4,961	1,620	3,771

	17,837	19,765	12,677	19,431

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY

a.	Investments in subsidiaries (losses over the investments in subsidiaries):

1.	The investment is composed as follows:

	The Company
	December 31,
	2003			2002
	Included in investments and long-term receivables	Included in long-term liabilities	Total	Total
	Adjusted NIS in thousands
Cost of shares	8,362	-	8,362	8,290
Excess of investment cost,
net	-	-	-	894
Equity in accumulated
losses (1)	(120,578)	(7,177)	(127,755)	(96,654)

Equity value	(112,216)	(7,177)	(119,393)	(87,470)

Long-term loan (2)	36,903	-	36,903	36,903
Long-term accounts (3)	322,661	-	322,661	376,175
Capital notes (4)	-	(3,601)	(3,601)	(2,669)

	247,348	(10,778)	236,570	322,939
Cost of Company shares held
by subsidiary	-	-	-	(64,917)

	247,348	(10,778)	236,570	258,022

Excess of investment cost,
net
Original amount	17,099	-	17,099	17,099
Net of accumulated
amortization	17,099	-	17,099	16,205

	-	-	-	894

(1)	Net of amortization of excess of investment cost, net

(2)	The CPI linked loan does not bear interest and its repayment date had not yet been determined.

(3)	Long term accounts are linked to the CPI, and its repayment date had not yet been determined.

(4)	Capital notes are unlinked to CPI and bear no interest, and its repayment date had not yet been determined.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANIES (Cont.)

2.	The changes in the investments during 2003 and 2002 are as follows:

	The Company
	December 31,
	2002	2003
	Adjusted NIS in thousands
Balance at the beginning of the year	246,804	258,022
Changes during the year:
Equity in earnings (losses)	(57,357)	(31,485)
Impairment of investment in subsidiary (MIS)	-	(1,062)
Sale of company shares by subsidiary	1,288	64,917
Firstly proportionate consolidation of jointly
consolidated company	-	624
Long term accounts granted	67,287	-
Repayment of long term accounts	-	(54,396)
Erosion of capital note	-	(50)

Balance at the end of the year	258,022	236,570

b.	Investments in affiliates:

1.	The investment is composed as follows:

	Consolidated		The Company
	December 31,		December 31,
	2002	2003	2002	2003
	Adjusted NIS in thousands
Partner, see (2) below	18,400	65,373	14,180	62,369
Nonstop Ventures, see (3)
below	2,664	1,434	13,654	13,623
Hot Vision, see (4) below	1,336	-	1,336	-

	22,400	66,807	29,170	75,992

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANIES (Cont.)

The changes in the investments during 2003 and 2002 are as follows:

	Consolidated		The Company
	December 31,		December 31,
	2002	2003	2002	2003
	Adjusted NIS in thousands
Balance at the beginning of
the year	20,939	22,400	15,005	29,170
Changes during the year:
Company that consolidated
for the first time by
proportionate
consolidation	-	(624)	-	(624)
Erosion of capital note
(see Note 5(3))	(294)	(31)	(294)	(31)
Sale of investments	(9,155)	(17,508)	-	(16,293)
Equity in earnings	10,910	62,840	14,459	64,042
Provision for expected
dilution	-	(270)	-	(270)

Balance at the end of the
year	22,400	66,807	29,170	75,992

2.	Partner:

a)	The investment in Partner is composed as follows:

	Consolidated		The Company
	December 31,		December 31,
	2002	2003	2002	2003
	Adjusted NIS in thousands
Shares:
Cost of shares	3,474	2,437	-	-
Equity in accumulated earnings
(losses)	14,926	63,206	14,180	62,639
Provision for expected dilution	-	(270)	-	(270)

	18,400	65,373	14,180	62,369

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANIES (Cont.)

b)	Partner operates a mobile telecommunications networks based upon the Global System for mobile Communications (“GSM”) Standard in Israel.

On November 1, 1999, Partner - in which the Group held by the Company and Matav Investments 20.326% of its issued capital - offered to the public abroad in an initial public offering (“IPO”) 38,888,999 ADS, each ADS representing one Ordinary share of NIS 0.01 par value of Partner, at a price of $ 13.50 per ADS.

Since the IPO, Partner’s ADS are listed on the NASDAQ National Market in the United States (“NASDAQ”) and on the London Stock Exchange. Since July 2001, Partner’s shares are also listed for trading on the Tel-Aviv Stock Exchange (“TASE”).

On October 17, 2000, the Group purchased an additional 0.42% of Partner’s share capital (760,000) for adjusted NIS 20.4 million. During August and November 2001, the Company sold those shares in consideration of adjusted NIS 20.7 million. As a result of these sales, the Company recorded a capital gain of adjusted NIS 5.1 million. The Group owns as of December 31, 2003 and 2002, 5.29% and 7.44%, respectively, in Partner.

The market value of Partner’s shares owned by the Group is NIS 332 million and adjusted NIS 223 million at December 31, 2003 and 2002, respectively. The market value of the shares on or about the date of publishing the financial statements is NIS 341.2 million.

As to collateral on Partner’s shares, see Note 15c(2).

c)	In April 2002, the Group entered into agreements according to which it sold to a subsidiary of Hutchison Whampoa Ltd. 13,778,668 shares of Partner, which constitute 7.7% of Partner’s issued and outstanding share capital. The proceeds from the sale amounted to adjusted NIS 306 million. The capital gain (net of taxes) recorded by the Group from the above transaction amounts to adjusted NIS 197 million.

On November 3, 2003, a subsidiary sold 3,826,169 Ordinary shares of Partner in consideration for approximately adjusted NIS 114.4 million. The capital gain from the above sale net of the tax effect totals approximately adjusted NIS 62 million. After said sale, the shareholdings in Partner is 5.29%.

d)	During the year, the Company’s management revised its plans as to the nature of the investment in the shares of Partner Communication Ltd. (“Partner”) from an investment whose realization in the foreseeable future is unlikely to an investment whose realization may be in the foreseeable future. The revision of the plans of Company’s management, as aforesaid, included sale of holdings in Partner’s unrestricted shares, as described above.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANIES (Cont.)

In view of the change in Company’s management plans as to the nature of the investment in the shares of Partner, as aforesaid, and in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, in the year ended December 31, 2003, the Company recorded a deferred tax liability of approximately adjusted NIS 22 million for the difference between the cost of the investment in shares for tax purposes and their book value as presented in the financial statements as of December 31, 2003. This expense was presented at the profit and loss accounts as an offset from the Company’s share in earnings of affiliates.

e)	Partner’s contingent liabilities:

1)	On October 28, 1999, an Israeli consumer organization lodged a claim against Partner, alleging a variety of consumer complaints and requested that this claim be approved as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations, to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously requested to join the above class action, has been brought again before the court. The court had previously stayed the proceedings of the private consumer’s claim, until a decision was made in the case that was filed by the consumer organization.

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted and on January 21, 2004, Partner has submitted its response to the motion.

While the amount of the claim is substantial, the ultimate liability cannot be determined because of the considerable uncertainties that exist. At this stage, unless and until the claim is approved as class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, Partner and its legal advisers are of the opinion that in light of the facts known at this early stage, the prospects that a material amount would be ordered in favor of the plaintiffs are low.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANIES (Cont.)

2)	On July 8, 2001, a claim was filed against Partner for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, since preliminary proceedings between the parties are yet to take place, and the claim concerns a contract interpretation issue, Partner and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

3)	On April 8, 2002, a claim was filed against Partner, together with a motion to approve this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against Partner is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only a preliminary hearing has taken place and another preliminary hearing is set for March 28, 2004.

At this stage, and until the claim is approved as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition, Partner and its legal counsel are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

4)	On April 13, 2003 a claim was filed against Partner and other cellular telecommunication companies, together with a request to approve this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. Partner has filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is approved as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

5)	Partner does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby Partner has paid fines of insignificant amounts.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANIES (Cont.)

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to Partner. The accounts do not include a provision in respect thereof.

6)	Partner is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of Partner. The accounts do not include a provision in respect thereof.

7)	On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using Partner’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate was cancelled altogether.

Bezeq has filed an appeal with the Jerusalem District Court on the Minister’s decision.

On January 6, 2004, the Supreme Court – within the framework of Partner’s appeal on the District Court’s ruling in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using Partner’s network for calls from fixed lines to mobile lines - ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal filed by Bezeq on the aforesaid decision of the Minister.

At this stage, since preliminary proceedings are yet to take place, Partner and its legal counsel are unable to evaluate the probability of success of the appeal, therefore the effect of the Ministry of Communication’s decision on Partner’s results (income of approximately NIS 19.5 million), was not recognized.

8)	See Note 24a.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANIES (Cont.)

3.	Nonstop Ventures:

a)	The Group owns, December 31, 2003 and 2002, 50% of Nonstop Ventures (see b) below). The Group’s investment in Nonstop ventures is composed as follows:

	Consolidated		The Company
	December 31,		December 31,
	2002	2003	2002	2003
	Adjusted NIS in thousands
Shares:
Cost of shares	5	5	-	-
Equity in accumulated
losses	(10,995)	(12,194)	-	-
Long-term loans and
capital notes *)	13,654	13,623	13,654	13,623

	2,664	1,434	13,654	13,623

*)	Include long-term loans (bearing interest at the rate of Prime) and capital notes that bear no interest and are unlinked, effective from January 2002. The date of repayment of the above capital notes and long-term loans, has not yet been determined.

b)	Nonstop ventures is 50% owned by the Group and 50% by shareholders of the Company.

Nonstop Ventures is engaged in the investments in companies and entrepreneurs whose main activities are in the area of Internet, cable and data Communications.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANIES (Cont.)

4.	Hot Vision:

a)	The Company owns, at December 31, 2003 and 2002, 26.6% and 25.65% respectively of Hot Vision ordinary shares (see b. below). In addition, the Company owns 28.6% of Hot vision preferred shares. Since December 31, 2003, the Company consolidated the accounts of Hot Vision by the proportionate consolidation method (see Note 3). The Company’s investment in Hot Vision is composed as follows:

Consolidated and Company
December 2002*)
Adjusted NIS in thousands

Shares:
Cost of shares	72
Equity in undistributed profits	1,264

1,336

*)	As of December 31, 2003 the Investment in Hot Vision is included in the Investments in subsidiaries. See Note 3 and 5(a) above.

b)	Hot Vision is owned by the CATV companies in Israel (including the Company). It was formed in order to jointly acquire sole and exclusive rights to broadcast movies and television programs and to grant those rights to its shareholders for the purpose of television broadcast.

As of December 31, 2003, the Company holds, directly and indirectly, approximately 26.6% of the issued ordinary shares capital of Hot Vision and this is according to an agreement between the cable companies, the owners of interests in Hot Vision, according to which, each of them shall retain holding in ordinary shares capital and in voting rights according to the relative share of the shareholders in the weighted number of active subscribers in each year. Similarly, the Preferred shares confer upon their holders an exclusive right in the distribution of earnings upon liquidation up to the amount of approximately NIS 12 million. Other earnings will be distributed to the ordinary shareholders pro rata to their holdings. Similarly, Hot Vision is jointly controlled by the cable companies.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANIES (Cont.)

1)	According to the opinion of the Company’s management, based on the opinion of its legal counsel, that in light of the decision of the Controller dated April 22, 2002, with respect to the merger of the cable companies, as extended, and in light of the exemption from approving of a “Binding Agreement” granted by Controller on December 17, 2003, there is no longer a need for the approval of the Restrictive Trade Practices Court for the continued existence of the ICP arrangement; that is, to continued joint broadcasting of channels 3 and 4 through Hot Vision.

2)	In the past, Hot Vision signed agreements with certain shareholders in connection with the provision of contents purchased by them from the rights’ suppliers. The agreements are until December 31, 2000, where shareholders are entitled to extend them for additional periods of 12 months each, on terms to be determined by the parties. The shareholders have not yet exercised the extension option for an additional year in 2004.

The scope of investments in 2003 and 2002 is NIS 66 million and NIS 115 million, respectively.

c)	Bank Hapoalim Ltd. considers Hot Vision as “Related Party” as such term is defined in the “Proper Bank Management Instructions” of the Supervisor of the Banks of the Bank of Israel. Accordingly, the bank demands that Hot Vision repays its outstanding borrowings amounting to NIS 71 million. The Company’s portion in these borrowings is approximately NIS 18.9 million. The cable companies, including the Company, are operating in order to settle the issue.

c.	Other company:

	Consolidated		The Company
	December 31,		December 31,
	2002	2003	2002	2003
	Adjusted NIS in thousands
Cost of shares of Barak I.T.C
(1995) - International
Telecommunications Services
Corp. Ltd. (“Barak”) *)	16,241	16,241	16,227	16,227

*)	Barak, 10% of which is held by the Group, won a tender of the Israeli Ministry of Communications for the provision of international telephony services. The operating license was granted to Barak in February 1997 for a period of ten years and the provision of services commenced in July 1997.

During 2002, the Company wrote-off a part of its investment in Barak, which amounted to NIS 8.8 million, inter-alia, by valuation of Barak. This amount was presented in other income, net.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 6:-	INVESTMENT IN LIMITED PARTNERSHIPS

The jointly controlled entity invests in limited partnerships that are engaged in the production of films in Israel. The limited partnerships received an approval from a committee at the Ministry of Industry and Trade which deals with withholding tax of films under the Income Tax Regulations (Withholding of Investors Income from Israeli Films), 1990.

The jointly controlled entity is a limited partner in these partnerships.

NOTE 7:-	RIGHTS TO BROADCAST MOVIES AND PROGRAMS

December 31, 2003
Adjusted NIS in thousands
Balance at the end of the year *)	34,927

*) See also Note 5b(4).

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS
NOTE 8:-	FIXED ASSETS

Composition of assets and accumulated depreciation and amortization, grouped by major classifications, and changes during 2003, are as follows:

	Consolidated
	Cost					Accumulated depreciation					Depreciated balance
	Changes during the year					Changes during the year					December 31,
	Balance at beginning of year *)	Additions	Disposal	Jointly controlled company, proportionally consolidated for the first time	Balance at end of year	Balance at beginning of year *)	Additions	Disposals	Jointly controlled company, proportionally consolidated for the first time	Balance a at end of year	2002 *)	2003
	Adjusted NIS in thousands
Leasehold land (including
construction plans) (1)	4,319	-	-	-	4,319	-	-	-	-	-	4,319	4,319
Buildings (including land)(2)	53,435	264	-	-	53,699	10,572	1,088	-	-	11,660	42,863	42,039

Cable network	1,314,716	27,897	-	-	1,342,613	714,380	106,160	-	-	820,540	600,336	522,073
Broadcasting center
(primarily electronic
equipment)	132,211	2,175	-	2,554	136,940	94,109	5,396	-	1,973	101,478	38,102	35,462
Studio equipment	18,269	43	6,018	-	12,294	14,816	904	3,426	-	12,294	3,453	-
Converters and modems	380,368	22,763	12,889	-	390,242	105,604	34,626	4,125	-	136,105	274,764	254,137
Computers and peripheral
equipment	59,819	2,230	-	-	62,049	40,962	10,185	-	-	51,147	18,857	10,902
Office furniture and
equipment	11,876	31	-	2,600	14,507	7,210	541	-	2,183	9,934	4,666	4,573
Leasehold improvements	5,887	36	-	441	6,364	3,962	305	-	353	4,620	1,925	1,744
Internet site development	1,395	177	473	-	1,099	989	421	438	-	972	406	127
Vehicle	4,924	-	761	119	4,282	2,617	689	496	62	2,872	2,307	1,410
Telephone equipment	-	39	-	-	39	-	-	-	-	-	-	39

	1,987,219	55,655	20,141	5,714	2,028,447	995,221	160,315	8,485	4,571	1,151,622	991,998	876,825

(1)	The land is leased for a 49 year period ending in 2038. The lease fees have been capitalized. Registration of the lease with the Land Registry has not yet been completed.

(2)	The cost of the buildings, includes an amount of adjusted NIS 21,907 thousand at December 31, 2003 and 2002, representing cost of buildings on leased land. The lease in respect of most of the land is for 49 year period ending in 2040, with an option to renew the lease for an 49 additional years. The lease fees have been capitalized. Registration of the leases with the Land Registry has not yet been completed.
*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8:-	FIXED ASSETS (Cont.)

	The Company
	Cost				Accumulated depreciation				Depreciated balance
	Balance at beginning of year (*)	Changes during the year		Balance at end of year	Balance at beginning of year(*)	Changes during the year		Balance at end of year	December 31,
		Additions	Disposals			Additions	Disposals		2002 (*)	2003
	Adjusted NIS in thousands
Leasehold land (including
construction plans) (1)	4,319	-	-	4,319	-	-	-	-	4,319	4,319
Buildings (including land) (2)	18,672	203	-	18,875	5,103	429	-	5,532	13,569	13,343
Cable network	990,209	189	-	990,398	517,859	78,363	-	596,222	472,350	394,176
Broadcasting center (primarily
electronic equipment)	64,551	534	-	65,085	53,012	2,688	-	55,700	11,539	9,385
Studio equipment	7,194	22	3,655	3,561	4,907	547	1,893	3,561	2,287	-
Converters and modems	272,081	10,558	9,877	272,762	75,303	25,168	3,212	97,259	196,778	175,503
Computers and peripheral equipment	52,942	2,218	-	55,160	35,927	9,603	-	45,530	17,015	9,630
Office furniture and equipment	8,699	5	-	8,704	5,327	379	-	5,706	3,372	2,998
Leasehold improvements	5,887	34	-	5,921	3,962	305	-	4,267	1,925	1,654
Internet site development	1,568	-	473	1,095	998	434	438	994	570	101
Vehicle	3,986	-	683	3,303	2,040	567	430	2,177	1,946	1,126

	1,430,108	13,763	14,688	1,429,183	704,438	118,483	5,973	816,948	725,670	612,235

(1)	The land is leased for a 49 year period ending in 2038. The lease fees have been capitalized. Registration of the lease with the Land Registry has not yet been completed.

(2)	The cost of the buildings, includes an amount of adjusted NIS 21,907 thousand at December 31, 2003 and 2002, representing cost of buildings on leased land. The lease in respect of most of the land is for 49 year period ending in 2040, with an option to renew the lease for an 49 additional years. The lease fees have been capitalized. Registration of the leases with the Land Registry has not yet been completed.

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9:-	OTHER ASSETS AND DEFERED CHARGES

	Consolidated				The Company
	Original amount		Unamortized balance		Unamortized balance
	December 31,				December 31
	2002	2003	2002	2003	2002	2003
	Adjusted NIS in thousands
Excess of cost of investment
in Matav Haifa, see Note 2d	17,099	17,099	894	-	-	-
Deferred charges in respect of
issuance of debentures, see
Note 14	11,393	11,393	2,497	1,330	2,497	1,330
Payment in respect of
non-exclusive license, see
Note 2(i)	3,972	3,972	3,531	2,616	-	-

	32,464	32,464	6,922	3,946	2,497	1,330

NOTE 10:-	BANK CREDIT

	Weighted average interest rate	Consolidated		The Company
		December 31,		December 31,
	2003	2002	2003	2002	2003
	%	Adjusted NIS in thousands
Short-term credit, see Note 18	7	438,888	389,730	438,869	349,223
Current maturities of long-term
loans, see Note 13		75,235	45,673	75,235	45,673

		514,123	435,403	514,104	394,896

As to financial covenant See Note 15a(5).

NOTE 11:-	ACCOUNTS PAYABLE AND ACCRUALS

	Consolidated		The Company
	December 31,		December 31,
	2002	2003	2002	2003
	Adjusted NIS in thousands
a. Trade payables:

Open accounts	60,002	63,499	46,448	43,983
Notes and checks	24,054	31,200	20,973	19,634

	84,056	94,699	67,421	63,617

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 11:-	ACCOUNTS PAYABLE AND ACCRUALS (Cont.)

	Consolidated		The Company
	December 31,		December 31,
	2002	2003	2002	2003
	Adjusted NIS in thousands
b. Other accounts payable:
Payroll and related expenses	7,726	6,912	6,174	4,757
Provision for vacation pay	4,917	4,473	3,875	3,438
Government authorities (1)	52,178	96,416	43,942	89,391
Advances from trade receivables	-	5,004	-	-
Franchise fees to the Government
of Israel	5,428	11,225	5,428	11,225
Accrued interest	4,306	1,846	4,306	1,846
Accrued expenses (2)	10,052	16,623	9,376	13,844
Deferred taxes	-	15,630	-	15,630
Others	-	853	84	477

	84,607	158,982	73,185	140,608

(1)	Mainly includes a provision for taxes in respect of the realization of Partner shares during 2002 and 2003 (see Note 5b(2)(c)).

The Company paid an amount of NIS 71 million as an advance on account of capital gains tax in respect of the realization of Partner shares in 2002. As of December 31, 2003, the accumulated tax balance in respect of the above realization in the amount of NIS 83 million, was not yet paid due to a dispute with the tax authorities.

The financial statements contain a provision for the full tax liability relating to exercising Partner shares in 2003 and 2002.

(2)	Consolidated and the Company includes balance with interested party in amount of adjusted NIS 128 thousand and adjusted NIS 76 thousand at December 31, 2003 and 2002, respectively.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 12:-	SEVERANCE PAY LIABILITY (FUND)

Labor laws and agreements require the Group companies to pay severance pay to employees dismissed or leaving their employment under certain other circumstances.

The companies’ severance pay liability to their employees, is computed based on the number of years of employment multiplied by the most recent salary and, is covered primarily by purchase of insurance policies and by an accrual. The companies record the obligation as if it was payable at each balance sheet date on an undiscounted basis. The balance of the severance pay liability and the amount funded as above are as follows:

	Consolidated		The Company
	December 31,		December 31,
	2002	2003	2002	2003
	Adjusted NIS in thousands
Amount of severance pay liability	16,323	17,272	13,059	12,878
Amount funded	(16,639)	(15,166)	(13,464)	(12,174)

Unfunded (funded) balance, net	(316)	2,106	(405)	704

The companies may make withdrawals from the funds only for the purpose of disbursement of severance pay.

The amounts accumulated in insurance companies in connection with deposits made by a jointly controlled entity in order to cover its liabilities for severance pay are not under its control and management and, therefore, said amounts and the related liabilities in respect of which they were provided are not included.

NOTE 13:-	LONG-TERM LOANS FROM BANKS AND OTHERS

a.	Composed as follows:
	Consolidated and The Company
	Interest rate	December 31,
	31.12.2003	2002	2003
	%	Adjusted NIS in thousands
From banks – linked to the dollar	Libor+1.5	6,508	3,678
From banks - linked to the Israeli CPI	5.5-6.2	163,541	147,862
From others - linked to the dollar	Libor+1.75	47,271	21,536

		217,320	173,076
Less – current maturities		75,235	45,673

		142,085	127,403

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 13:-	LOANS FROM BANKS AND OTHERS (Cont.)

b.	The loans (net of current maturities) are repayable in the following years subsequent to the balance sheet dates:

	Consolidated and The Company
	December 31,
	2002	2003
	Adjusted NIS in thousands
Second year	45,917	28,317
Third year	27,597	26,698
Forth year	26,181	57,832
Fifth year	27,826	14,556
Sixth year and thereafter (through 2008)	14,564	-

	142,085	127,403

As to collateral to secure the loans see Note 15c.
As to the financial covenant See Note 15a(5).

NOTE 14:-	DEBENTURES

a.	According to a prospectus dated August 28,1997, the Company issued NIS 200 million par value of registered debentures (series A), for redemption in seven equal annual installments on August 20 in each of the years 2000 to 2006, and 2,850,000 warrants (series 1), see Note 16c. The debentures (principal and interest) are linked to the Israeli CPI as published in August 1997 in respect of July 1997 and bear annual interest at the rate of 3.7% (as determined in the tender). Debentures with a par value of NIS 30,700 thousand were purchased by a wholly-owned subsidiary, within the framework of the issuance. The net proceeds from the public (not including from the subsidiary) to the Company from the issuance of debentures amounted to adjusted NIS 185 million. The debentures are traded on the TASE. Expenses in respect of the issuance of debentures, totaled adjusted NIS 11,393 thousand are presented in the balance sheets as deferred charges. See Notes 2j and 9.

On August 8, 2001, the subsidiary sold to the public its holding of the debentures in consideration of adjusted NIS 23,268 thousand.

b.	The debentures are presented in the balance sheets as follows:

	Consolidated		The Company
	December 31,		December 31,
	2002	2003	2002	2003
	Adjusted NIS in thousands
Debentures outstanding	134,920	101,103	134,920	101,103
Less - discount in respect of sale
of debentures by subsidiary	1,728	1,257	-	-

	133,192	99,846	134,920	101,103
Less - current maturities	33,730	33,701	33,730	33,701

	99,462	66,145	101,190	67,402

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS

a.	Commitments:

1.	Royalties and other payments to the Government:

a)	The Company and Matav Haifa were required to pay royalties at the rate of 5% to the Government of Israel, based on the gross income from operating CATV broadcasts.

On June 16, 2003, the finance committee of the Knesset approved amendment No. 2 of the Bezeq Regulations (Franchises - 1987) which retroactively reduces the royalties payable by the holder of a license to operate CATV systems from 5% of gross annual revenues from providing broadcasting services to 4% in 2002 and 2003 and to 3.5% in 2004 and thereafter.

The financial statements for the year ended December 31, 2003 include income from differences due to the retroactive reduction of the royalties for 2002 in the amount of approximately NIS 4 million, which was presented as other income.

As to the revenues from the Internet activities, the Company is obligated to a payment at a rate of 4% in 2002 and 2003 and a rate of 3.5% in 2004 and thereafter to the Government of Israel.

b)	In July 2001, the cable companies, including the Company, entered into an agreement with the State of Israel (“the State”) regarding the right of each of the cable companies to operate its cable infrastructure after the end of the license period. In the agreement it is determined that the cable companies will waive on any claim, demand, right and plea against the State in any issue relating to the grant of DBS license and besides the fulfillment of each of the cable companies liability to pay to the State the amounts set in the agreement, the State has undertaken to drop all its claims and interests in connection with the cable infrastructure so that each cable company will be the owner of all of the rights, including property rights, to the cable infrastructure which it owns in its franchise areas for all intent and purposes and it will have the right to operate, subject to any law, also after the end of its license period.
According to the agreement each cable television operator is obliged to make payments to the government over a period of 12 years commencing on January 1, 2003, equal to its pro rata portion of a sum of accumulative certain income of all the cable operators, including income derived from the use of cable infrastructure, multiplied by a percentage of the income, which is between 0% and 4% increasing gradually according the amount of certain income. (In the July 2001 agreement, it was agreed that the Company’s pro rata portion would be 24.1% until agreed differently by all of the cable operators). Further, each cable operator must pay the State of Israel up to 12% of its income from sales of certain services (regarding infrastructure) and assets in the 12 year period. These provisions shall continue to be in effect if the cable television operators effect the proposed merger. (See Note 1.a(4)).

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS

As to Royalties and other payments to the Government, see Note 19a.

2.	Royalties:

The Company and Matav Haifa have undertaken to pay royalties to various entities in respect of copyrights on programs transmitted or broadcasted on cable television, as stipulated in the agreements with the said entities. The annual amounts of royalties in 2003, 2002 and 2001 were approximately adjusted NIS 2.7 million, NIS 2.9 million and adjusted NIS 2.7 million, respectively.

3.	As to commitments to purchase rights, liabilities and licenses relating to the productions of certain channels, see Note 5b(4).

4.	As to commitment to purchase local production, see Note 1a(1).

5.	Financial covenants:

a)	The total unused credit lines out of the authorized credit lines as of December 31, 2003, amounts to NIS 182 millions.

b)	According to a credit arrangement from September 2003, the Company received credit line from a bank in the amount of approximately NIS 87 million (of which approximately NIS 40 millions have been used as of December 31 2003(. The use of credit, which is collateralized by a floating charge, proportionately with other banks, is conditional upon the Company’s fulfillment of certain financial and non-financial covenants determined under the aforesaid agreement.

In the opinion of the Company’s management, the Company complies with the covenants determined under the aforesaid agreement.

b.	Contingent liabilities:

1.	Claims and petitions for approval of class actions:

a)	On April 22, 1999, a lawsuit and motion to approve the suit as a class action were filed against the Company with the Tel-Aviv-Jaffa District Court pursuant to Article 46a of the Restrictive Business Practices Law, 1988 by a subscriber of the Company who seeks approval as class action, thereby representing all of the members of the class allegedly included in such action.

In the claim, it is alleged that the Company constitutes a monopoly, and that is adversely exploits its position in the market, in a manner which is, or may be damaging to the general public, inter alia, by setting and collecting an unreasonable and unfair prices for the services it provides.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS(Cont.)

If the class action is approved, the court will be requested to require the Company to reduce the subscriber fees that it collects and to pay its subscribers compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of adjusted NIS 1,387 and further claims that the sum of compensation due to all of the members of the class included in the class action, if approved, amounts to adjusted NIS 360 million. The subscriber is also claiming compensation in respect of the damages caused to all of the members included in the class action, if approved, from the date of filing the lawsuit to the date the judgment is rendered.

The Company filed an opposition to the motion to approve the claim as a class action inter alia, on the grounds that the claim and the motion lack any merits, because of the fact that the plaintiff has disregarded the high investments made in infrastructure and equipment, because of the fact that the franchise granted to the Company for CATV broadcasts, is limited in time, because of the fact that the comparisons made by the plaintiff between the Company and foreign companies dealing in CATV broadcasts in countries where the situation is very different, are not relevant to the Company’s modus operandi, and because of the fact that the subscriber fees are subject to supervision and are highly regulated.

At the beginning of the hearing of the request, it was stated that the clarification of the request will be made in combination with similar requests that were filed against the cable companies Tevel, Golden Channels and Idan (however, in the meantime, this condition changed, see below). After the Joinder of files and pursuant to the arrangement reached by the parties and which was validated as a court decision, it was agreed that the Court will preliminarily decide with respect to the legal threshold claims that were raised by the Company (and other cable companies). The main elements of these claims are as follows:

1)	The cable companies acted pursuant to the legislation that allowed them to collect subscriber fees, and even determined the rates for this matter, according to the discretion that was applied by the sub legislator in the regulations for that purpose. According to the claim, the reasonability of the rates of the cable companies should not be attacked as if they are unfair, as long as it was not determined that there was a flaw in the legislation pursuant to which the franchisees operated. Therefore, the Company is entitled to benefit from the article 6 to Torts Ordinance, which grants a type of immunity to someone acting according to legislation. The court will be requested to determine, among others, if a prior law of the Supreme Court in this respect is valid for our case.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS(Cont.)

2)	In the past, the Restrictive Trade Practices Court approved that the cable companies could raise the subscriber fees rates, in the context of the request to approve the restrictive arrangement presented to it. The Company claims that this ruling constitutes an estoppel by res judicata and a good defense against this claim.

On August 21, 2003, the Court rendered its decision and rejected the arguments of the Company (and of the other cable companies) are rejected with a determination that the expenses involved in the proceedings will be taken into account at the end of the proceedings.

In that decision the Court has determined, among other things, that the immunity stated in article 6 to Torts Ordinance is not granted to the cable companies and that the decision of the Trade Restrictions Court in the case of Idan does not constitute a binding precedent or Court’s ruling toward the plaintiffs in said procedure. Nevertheless, according to a deliberative settlement reached by the parties, the Court will have to rule on other issues and parties arguments which were detailed in the request to approve the claim as a class action and the responses of the cable companies in that issue.

In a pre-trial hearing held on November 26, 2003, it was determined that the deliberation of the proceedings against the various cable companies will be separated and that the first to be heard is the request to approve a class action which was filed against the Company. In that hearing the Court has determined that the Company is permitted to present complementary opinion and declarations, that the plaintiff may present counter opinion and declarations, that the parties disclose the identity of their witnesses and that all witnesses be present in the hearing scheduled in 2005.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, since the claim and the motion to approve it as a class action, and Matav’s response to the claim and the motion, raise complex, factual and legal questions that have not yet been resolved in Israeli case law, and for which there are no precedents that are based on similar facts, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in The Company’s financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS(Cont.)

b)	On August 28, 2002, a motion was filed to approve the filing of a class action against the cable companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks with the elapse of six years from the date on which the licenses were granted. The relief requested from the Company amounts to about NIS 139 million.

In view of a rejection of substantially similar claim by Court, the Company and Golden Channels have presented a request to strike ab limine the claim. The plaintiffs presented a reply to the request to strike ab limine and the Company and Golden Channels presented their reply to the plaintiffs reply. Similarly, the Company and Golden Channels presented a reply to the request to approve.

The Court ruled that the request to strike ab limine will be heard together with the request to approve. The hearing in the request to approve was postponed in view of Tevel announcement that it is introducing stay of proceedings. The plaintiffs presented a request to remove the postponement of the hearing in relation to the Company and Golden Lines. A decision in the request to revoke the halt in the case due to Tevel stay of proceedings was yet not given.

In the opinion of Company management, based on the opinion of its legal counsels, the chances of the request are not good and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

c)	On December 3, 2002, a lawsuit and motion to approve the lawsuit as a class action were filed by seven claimants against cable companies, Ministry of Communications and the council in respect to the conditions of the Council not being fulfilled with respect to the companies’ cable broadcasts and the satellite broadcasts of channel 5. The requested relief amounts to about NIS 302 million as well as an additional monthly cumulative installment of NIS 25.2 million from the date of filing the lawsuit to the date a judgment is rendered. The cable companies argue, inter alia, that the claim does not qualify to be a class action due to the differences between the claimants that exist on the level of the content of the broadcasts (program preference), as well as on the level of the damages being claimed, and that the cable companies fulfilled most of the conditions that were determined by the Council.

On October 26, 2003, the Court ruled that in order to determine whether article 29 or the Consumer’s Protection Law may be applied and to present a class action by virtue of their operation, first the relevant facts should be examined and, therefore the request to approve cannot be dismissed before it is being heard. On October 26, 2003 the Court held a hearing meeting in this class action and later the parties submitted their summaries to the Court.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS(Cont.)

According to the opinion of the Company’s management, based on the opinion of its legal counsels, believe that, at present, it is not possible to estimate the chances of the request and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

d)	On June 29, 2003, a request to approve a class action was filed against the Company. The amount of the claim, as estimated by the petitioners, is placed at approximately NIS 100 million, as of the date of the request. The claim consists of two causes of action. The first cause of action is not granting penetration discount as opposed to the directives of the franchise. The petitioners argue that the discount requested is by virtue of the terms of the franchise which determines that it is mandatory to grant a penetration discount at the rate of 10% of the price determined in ICP arrangement whereas, in practice, the Company granted to its customers a penetration discount of 10% of the price set in the franchise.

The cause of action of the second claim is in respect of a limitation, which the Restrictive Trade Practices Court imposed on the increase of subscriber fees, where it prohibited the cable companies, including the Company, to increase, in real terms, the subscriber fees in excess of 1.9% per year (“the Ruling”).

The petitioners contend that the cable companies increased the subscriber fees a day after the Ruling was rendered and calculated the annual increase rate – 1.9% from a starting price that was higher than the price that was determined as a starting price by the Restrictive Trade Practices Court.

On February 23, 2004, the Company submitted its response to this petition, whereby with respect to the first allegation of the petitioners, the Company clarified in its response that the clear and defined objective of the increase of the subscriber fees that was determined by the Restrictive Trade Practices Court was not a determination of new subscriber fees, as defined in the franchise.

The Company claimed that the Restrictive Trade Practices Court determined a ceiling for the increase only to prevent the cable companies from rolling over to the public the arrangement fee they were required to pay, by an immediate increase of the subscriber fees up to the ceiling. In addition, whereas the Company already granted a penetration discount of 10% in regions, which are the object of the claim prior to rendering the Ruling, the petitioners allegation implies that it was to grant a double discount than the one intended by the Minister of Communications, and such a conclusion is unreasonable and is not consistent with the provisions of the Ruling.

As to the second allegation of the petitioners, the Company responded that an increase of the subscriber fees a day after the Ruling was rendered, was only a result of linking the subscriber fees to the CPI, pursuant to the provisions of the franchise and Bezeq Regulations (Franchises) – 1987, and such an increase was permitted in ICP arrangement and pursuant to the Ruling.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (cont.)

The petitioners’ response to the Company’s answer was not yet submitted

According to the opinion of the Company’s management, based on the opinion of its legal counsel, the prospects of the request to approve are remote and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

2.	Other claims:

a)	On November 8, 1999, the Controller declared the Company to be a monopoly in the field of providing multi channel TV broadcasts for payment in the franchise regions in which it operates.

On December 28, 1999, the Company filed an appeal with the Restrictive Trade Practices Court in respect of the Controller’s declaration. This appeal has been consolidated with a similar appeal lodged by the other CATV franchisees.

In its appeal, the Company claimed that the Controller’s declaration should be dismissed in limine, for two main reasons: firstly, since the declaration lacks any appropriate factual basis, particularly since it shows quite clearly that the Controller did not bother to examine, prior to making the declaration, what is the relevant market segment, and what products and services serve as reasonable alternatives for the services provided by the Company to its subscribers. Secondly, the Company claimed that regarding its matter, the burden for a more intensive examination lies with the Controller (which the Director General did not fulfill), which is due to previous decisions he issued, in the context of which he determined that Matav is competing with Channels 1 and 2 in the television broadcasting sector. In addition, Matav claims that the proceedings held before the Director were flawed since the Controller did not fulfill his obligation for a hearing, and since the Controller’s considerations were not objective in view of the pressures exerted on him by the Company for Television Broadcasts by Satellite (Yes).

The Company also claimed that the Controller’s declaration should be revoked based on its substance inter alia, since it is a fact that, in the relevant market (namely, the entertainment and leisure market in its entirety, or at most, the TV services market) the Company does not provide more than 50% of the services in the franchise regions in which it operates, and therefore, it cannot be deemed to be a monopoly in this market. In addition, the Company’s claim in relation to the fact that all of the customary criteria for examining a market segment indicate the fact that the Controller erred in the definition of the market, pursuant to which he examined the Company’s operations and that is competing with numerous and varied service providers, among which: the terrestrial television channels, such as channels 1 and 2, television channels that are received via domestic satellite dishes, video suppliers, etc.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (cont.)

In his response to the appeal, the Controller claimed that the appeal filed by the Company on his declaration should be dismissed, as should the appeals filed by the other CATV companies on the declaration. In his response, the Controller gave, inter alia, the following reasons: firstly, since some of the CATV companies had previously expressly admitted, that they were monopolies; secondly, that the true criteria for the definition of the market, in this matter, shows that the relevant market is the multi channel TV market, and not as claimed by the Company, and thirdly, regarding the Company’s claim relating to the procedure undertaken, the Controller explained that he had conducted sufficient examinations prior to the declaration, and was not required to give detailed reasoning for his declaration.

On October 30, 2001, the evidentiary stage ended in the context of the appeal where the parties filed their summations and the parties are currently awaiting the judgment to be rendered.

According to the opinion of Company’s management, based on the opinion of its legal counsel, the prospects of the appeal due to the complex factual and legal questions raised in that case cannot be estimated at this stage.

b)	On March 28, 2000, a claim was filed with the Tel-Aviv-Jaffa District Court against the CATV franchisees, including the Company, by the Association for the International Collective Management of Audiovisual Works - AGICOA, an international association of producers of cinema and TV works (the “Producers”).

The aggregate sum of the claim (against all the companies) is not less than $ 171 million (the claim was limited for the purpose of court fees to an initial sum of $ 20 million, while the plaintiffs’ right was reserved to increase the sum of the claim).

The claim is for copyright allegedly infringed upon, by the CATV franchisees, in the broadcasting of programs whose copyright is owned by the Producers, without permission and without payment of consideration to the Producers. The Producers are also claiming unjust enrichment by the CATV franchisees, and are seeking the remedy of submission of accounts.

The Company’s management believes, as expressed in the answer filed with the Court on July 9, 2000, that the Producers have no right to file this claim in light of the Restrictive Business Practices Law in Israel. In addition, the period of time in which the claim is raised deviates, at least in part, from that time set by law and since the Producers have not properly proved the validity of their claimed rights in the programs; and since the sum of the claim appears to be grossly unrealistic and exaggerated.

The claim was referred to mediation that was unsuccessful and, therefore, the case was returned to be heard by the Court.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

On June 18, 2002, an initial preliminary hearing was held in the Tel-Aviv District Court, in the context of which, the Court determined that it is necessary to wait for the decision of the Supreme Court on the additional hearing regarding a similar case, in which matter the Court was persuaded that the Supreme Court’s decision will have actual implications on the dispute in this case, or at least on part of it. Nevertheless, the Court determined that it is necessary to begin completing the preliminary proceedings in the claim, including disclosure of documents, questionnaires and providing additional information.

The above preliminary proceedings have not been completed in view of several extensions of postponements as agreed between the parties and under the Court’s approval. On November 26, 2003, a pre-trial meeting was held in the context of which it was agreed that the date for completing the preliminary proceedings will be postponed until the decision of the Supreme Court in the additional hearing is rendered.

According to the opinion of Company’s management, based on the opinion of its legal counsel, since, at this time, the legal proceeding is in its initial stages it is difficult to estimate the prospects of the claim. Nevertheless, the Company has good and substantial defense arguments, and therefore, no provision has been included in the Company’s financial statements in respect thereof.

c)	On December 31, 2003, Eshkolot - the Israeli Artists Society for Performers’ Rights Limited (“Eshkolot”) filed a claim with the Tel Aviv Jaffa Court against the cable companies, including the Company, alleging non-payment of cash and issuing a permanent injunction as well as requests to issue a preliminary injunction and to give instructions to Tevel trustee, as follows:

Eshkolot argues that since January 1, 2003, the cable companies broadcast programs which use the performers rights of the Israeli artists which are held by Eshkolot and this without Eshkolot permission or consent to that and without making any royalties whatsoever for broadcasting the performances.

In the context of the claim, the Court was requested to instruct and affirm that Eshkolot is entitled to the payment of NIS 8,500 thousand as compensation for 2003 royalties (net of payments already transferred to Eshkolot) and that, from now on, in each year the cable companies will have to pay this amount including linkage differences and to update such royalties relative to the number of broadcasting minutes of protected performances increase. Additionally, Eshkolot requests to obligate the cable companies to pay the maximum statutory compensation, as set in the Copy Rights Law, in the total amount of NIS 24,320 thousand. Eshkolot also requests a permanent injunction order against the cable companies that will disallow to broadcast protected performances employing performers rights held by Eshkolot, if an explicit authorization from Eshkolot does not exist.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

Further, the Court was requested by Eshkolot to give a preliminary injunction which prohibits the cable companies to broadcast performances, employing performers rights held by Eshkolot, if an advance explicit and written authorization from Eshkolot does not exist, until the hearing and the decision in Eshkolot primary claim for compensation due to breach of performers rights and in the request of the permanent order against the cable companies.

As of the date of the approval of the financial statements, neither an answer on behalf of the cable companies nor a reply to the requests outlined above were filed.

As of March 30, 2004, the parties are negotiating a settlement according to which, the disputes will be forwarded to arbitration.

According to the opinion of Company’s management, based on the opinion of its legal counsel, at this time, the prospects of the claim cannot be estimated. Therefore, no provision was recorded in respect to the aforesaid claim in The Company’s financial statements.

d)	On January 8, 2004, Eshkolot filed with the Restrictive Trade Practices Court an appeal on the decision of the Controller of the Anti-Trust Authority (“the Controller”) dated December 17, 2003 to exempt the cable companies (including Matav and Golden Channels) from receiving the approval of the Court to the restrictive arrangement between them. Eshkolot requests to revoke the Controller’s decision. Alternatively, it requests that the Court gives any other provision at its discretion.

The Controller and the cable companies are the respondents to the appeal.

Eshkolot principal arguments are as follows:

1)	Ultra vires - the restrictive arrangement, which is the issue of the appeal is inappropriate to the administrative channel of granting an exemption by the Controller in view of the wide-ranging implications that the restrictive arrangement has on the communication market, in general, and on many populations, including the community of the Israeli performer artists in particular.

2)	A mistaken decision - the restrictive arrangement does not comply with the conditions set in the Anti Trust Law for granting an exemption. The Controller’s mistakes are factual and legal. The Controller has disregarded the damage to the consumers, the public, in general and the community of artists and performers, in particular, as a result of intensifying the bargaining power of the cable companies versus the producers, artists and performers.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

In his reply, the Controller rejects Eshkolot arguments one by one. His principal arguments are as follows:

1)	The exemption was granted until the earlier of one year or the completion of the merger procedures between the cable companies. It was granted on the basis of the Controller decision to extend the validity of the approval of the merger between the cable companies and, practically, it was granted only out of precaution.

2)	Eshkolot did not object to the Controller’s decisions to approve the merger of the cable companies ( a decision dated April 22, 2002) or to extend its validity (except the recent decision).

3)	The basis for the appeal is a business dispute which merits are the amount of compensation that the cable companies have to pay Eshkolot. It is inappropriate that the appeal will serve as a tool to leverage and compel a person to pay its debt.

4)	The appeal does not have a minimal factual economic ground.

5)	The damage to competition as an outcome of the arrangement is irrelevant.

6)	The arrangement has an underlying competitive benefit.

7)	Arguments that the arrangement impairs local production have been rejected in the past by Court.

8)	The exemption was granted with powers.

9)	The Controller gave reasonable consideration when granting the exemption.

The cable companies have not yet presented an answer.

On February 26, 2004, the Court has granted the request of the cable companies to extend the date for replying to the appeal until March 23, 2004.

A preliminary hearing was scheduled for April 20, 2004.

According to the opinion of the Company’s management, based on the opinion of its legal counsel, at this early stage of proceedings it is difficult to estimate the prospects of the appeal. Therefore, no provision was recorded in respect to the aforesaid claim in The Company’s financial statements. Nonetheless, the cable companies maintain valid arguments to refute Eshkolot claims.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

e)	The Company is involved in several additional claims that are not included in this section and which do not exceed the aggregate of NIS 5 million. The Company’s management estimation, based on the opinion of its legal counsel, is that no provision should be included in the financial statements in respect of such claims.

f)	In 2002 and 2004, the Company and its subsidiary, Matav Haifa, received assessments for tax years 1997 - 2001. Under these assessments, the additional taxes that the Company and Matav Haifa are required to pay the amount of NIS 52 million (not including interest and CPI linkage) and to decrease their carry forward loss for the years 2000-2001 by NIS 96 million. The Company and Matav Haifa disagree with Tax Authorities assessments and appealed on these tax assessments. The assessments discussions are in preliminary stages and it is impossible to evaluate its results. Management’s opinion, based on the evaluation of its external advisers, has well founded arguments against all the claims included these tax assessments, and therefore no provision has been made in the Company’s accounts for the tax amount claimed.

g)	Since a subsidiary did not file on time its tax return for the year ended December 31, 2002 with the Tax Authorities, it received an assessment for 2002 during December 2003. Lately, the subsidiary filed the said tax returns. As to the dispute with the tax authorities, see Note 11b(1).

3.	Hot Vision’s contingent liabilities:

a)	On June 27, 2002, Yes filed a lawsuit, by way of opening motion with the district court in Tel Aviv, against Hot Vision, which is engaged in providing broadcasting of channels 3 and 4 to Yes. In its lawsuit, Yes argues that it is not obliged to pay Hot Vision the amounts demanded for the broadcasting rights of channel 4 and therefore Hot Vision is not entitled to cease the provision of channel 3 broadcasting to Yes, because of its refusal to pay Hot Vision the amounts demanded for channel 4 broadcasting.

In the context of the lawsuit, on June 24, 2002, following Yes’s motion, the court rendered an interim injunction, prohibiting Hot Vision from ceasing the ordinary provision of channel 3 to Yes, until a ruling is rendered in the motion.

The temporary order was conditioned on an autonomous bank guarantee in the amount of NIS 1 million, which was deposited by Yes.

On July 2, 2002, a reply was filed on behalf of Hot Vision to the request to grant an interim injunction, and on July 3, 2002, a hearing was held regarding the request to grant an interim injunction. An agreement was reached between the parties, pursuant to which Yes shall pay Hot Vision NIS 4 million in cash (for the broadcast rights of channel 4) without admitting to any charge.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

In addition, an arbitration meeting was agreed by that the parties concerning the payment in respect to channel 4.
It was further agreed by the parties, that the interim injunction given by the court on June 24, 2002, will remain in force until 14 days following the arbitration proceedings.

According to the opinion of Hot Vision’s legal counsel, at this stage it is not possible to estimate the prospects of the Company’s claims.

b)	In July – September 1999, Tevel Israel International Communications Ltd. (Tevel) and Golden Channels and Co. (“Golden Channels”) entered into license agreements with the major studios (Columbia, Fox and Warner Bros. Television Distribution (Warner) to purchase contents (The agreements). The contents were placed, among others, in channels 3 and 4 and are produced by Hot Vision for all cable companies, and for channels for pay - Cinema 1, 2, 3 and cinema prime, that are produced by Avdar Silver Industries Ltd. (“Avdar”) for all of the cable companies.

Agreements were entered into by and between Tevel, Golden Channels and Hot Vision, according to which, broadcasting rights for the above contents, were provided to Hot Vision. In addition, agreements were entered into by Avdar and all of the cable companies, pursuant to which the broadcast rights for the above pay channels were placed with Avdar.

(a)	On November 27, 2002, Warner Entertainment Company (Warner) filed a lawsuit against Tevel in a court in California seeking, inter alia, a monetary compensation of $ 17 million (Warner lawsuit in California), on the grounds that the agreement from July 13, 2000, pursuant to which, Tevel (through which all the cable companies) acquired from Warner the rights to broadcast films, was breached and consequently was rescinded by Warner.

Following Warner lawsuit in California and other actions taken by Warner, on December 5, 2002, the trustee for Tevel group filed with the District Court in Tel Aviv a motion to instruct, among others, that Warner should take any measure necessary to discontinue the lawsuit in California and this in view, among others, of the stay of proceedings order that was granted with respect to Tevel, which prohibits the institution of new proceedings against Tevel without the approval of the District Court in Tel Aviv) and based on the proof of debt submitted by Warner to the trustee under the same cause of action.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

On February 10, 2003, the court rendered its ruling on the trustee’s motion. Pursuant to the ruling, the court dismissed Warner’s position and accepted the motion. The court, inter alia, ruled that Warner instituted unlawful proceeding in the United States and under circumstances substantiating doubts as to its good faith, and such a proceeding cannot be materialized or enforced in the boundaries of the state of Israel. On March 25, 2003, the trustee rendered it decision of Warner’s proof of debt, in which the majority of the proof was rejected. On April 24, 2003, Warner appealed to the district court on the issue of proof of debt and following decisions rendered on the appeal, on June 24, 2003, Warner filed an amended appeal on the trustee’s decision in the matter of the proof of debt.

On October 21, 2003, the Supreme Court rejected Warner’s appeal on the court’s ruling of February 10, 2003, subject to the rights of Warner and the trustee to argue on the issue of the applicable law on the debt and this is in the context of Warner’s appeal on the trustee’s decision on the proof of debt and instructed Warner to file an amended appeal in order to include the argument that Warner’s lawsuit should be litigated under California law.

The amended appeal was filed, in the context of which, Warner seeks the reversal of the trustee’s decision on the proof of debt (which approved the debt for Warner in the amount of $ 182 thousand) and approve Warner a debt in the aggregate of $ 17 million and alternatively $ 12 million. The trustee filed its response to the appeal. The company estimates, based on the opinion of Tevel’s legal counsel, that the chances of the appeal to prevail, are remote, therefore, no provision has been included in the Company’s financial statements in respect thereof.

(b)	On December 9, 2002, Warner filed a lawsuit against Golden Channels with the district court in Los Angeles, California in the U.S. The lawsuit is seeking, inter alia, a monetary compensation on the grounds of breach of contract with Golden Channels dated July 13, 1999 and a lawsuit for declaratory remedies, as contained in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner was seeking, inter alia, to compel Golden Channels to pay compensation of at least $ 16 million in addition to expenses. In addition, among others, declaratory remedies and an injunction were requested. On February 14, 2003, Golden Channels filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for preliminary injunctions. A hearing for the preliminary injunctions was held on March 31, 2003. The court rejected all of the motions for preliminary injunctions. The evidential hearing for the claim and the counterclaim was held during January 2004 and on February 2004 the parties filed their post trial briefs. In Warner’s post trial brief it requested compensation in the amount of approximately US$ 25 million. In addition to expenses Golden channels requested compensation in the amount of approximately $ 3 million. At this time, the Company’s management and Golden channel’s U.S. legal counsel can not assess the chances of the claim, its monetary implications and the financial risks caused therefrom and, accordingly, no provision (except of a provision for estimated cost of the legal handling (see also below)) has been made in the financial statements in respect thereof.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

(c)	On or about the filing date of the above lawsuits, Warner forfeited bank guarantees it was granted by Golden Channels and Tevel in the amount of $ 5 million each.

Further to the above lawsuits and the demand of Tevel and Golden Channels, Hot Vision board of directors resolved that, in principle, Hot Vision shall bear the amounts born or to be born by Tevel and Golden Channels in respect of the forfeiture of guarantees, as above, and in respect of the aforesaid agreements with the major studios, including their rescission and related expenses and/or in respect of legal proceedings taken as above, subject to indemnification by its shareholders to cover these amounts.

On June 30, 2003, Hot Vision and the cable companies signed an agreement for the indemnification of Hot Vision relating to all of the amounts that it shall bear in connection with the debt to major studios and expenses associated with the management of the above legal procedures (“the indemnification agreement”). According to the indemnification agreement, the cable companies are committed, one towards the other, to jointly finance through Hot Vision the debt to the major studios and expenses associated with the management of these legal procedures which were implemented until the date of the financial statements against certain of the cable companies as well as any other procedure between Tevel and/or Golden Channels and the major studios in connection with agreements which were signed and/or nullified with the major studios - this regarding content which was provided to channels 3 and 4. As for the pay channels (Cinema 1, 2, 3 and cinema prime), it was agreed that the amounts will be paid directly to Tevel. According to the indemnification agreement, the debt to the major studios contains amounts that Tevel and/or Golden Channels have to pay, as the case may be, to the major studios in connection with the legal proceedings associated with these agreements.

As well as amounts of new guarantees provided to the major studios, if so provided, and which the major studios will forfeit and legal fees that Tevel and/or Golden Channels will have to pay to the major studios, all by virtue of a judgment or a decree rendered in the context of the proceedings. The indemnification does not refer to amounts that are payable by the cable companies to Tevel and/or Golden Channels through Hot Vision and Avdar Silver Infrastructures Ltd. for purchase of content to channels 3 and 4 and to the pay channels (Cinema channel 1, 2, 3 and Cinema Prime).

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

The indemnification agreement further stipulates that the commitments of the cable companies be revoked in the following cases: (1) if the cable companies release, in writing, Hot Vision from its obligations under this agreement (2) if Tevel, Golden Channel and Matav merge into another cable company (“the merged company”) and the merged company assumes, in writing and without any condition, the commitments of all of the cable companies towards Hot Vision under this agreement even if Hot Vision is not released from all of its said obligations given that the merged cable company holds all of the issued share capital of Hot Vision and that its commitments cover all of Hot Vision obligations under the indemnification agreement.

In light of the abovementioned, Hot Vision recorded in its financial statements a provision of approximately NIS 8.7 million connection with the legal handling of the case of Warner against Golden Channels, as mentioned in section b above. The Company’s portion is approximately NIS 2.3 million.

c.	Guarantees and charges:

1.	The Company placed a first ranking charge in favor of banks and a trustee in respect of the debentures on its assets and rights for securing its liabilities to banks and holders of the debentures. The total secured liabilities at the balance sheet date amounted to approximately NIS 636 millions.

2.	Under some credit facility agreements of Partner, its principal shareholders were required to pledge, in favor of the participating banks in the aforesaid agreements, a part of their shares in Partner. Under the amended Credit Facility agreement, in the event that Partner meets the following financial conditions, a permitted dividend distribution will be allowed and the shares pledged by the principal shareholders may be released:

-	Meeting, during the years 2003-2007, each of the financial covenants as included in the agreement at minimum certain ratios, as described in the agreement.
-	Partner should have repaid to the participating banks as amount equal to half the amount of the total commitments under the Credit Facility agreement.

Matav, as one of Partner principal shareholders, registered a pledge, unlimited in amount, on its shares in Partner (5.29%) and all the rights attached thereto as security for the balance of Partner’s bank loans.

The Company undertook not to register any pledges or floating charges on any assets in favor of any third party, without obtaining the prior written consent of the trustee for the banks.

The balance of Partner’s debt, secured by the above pledges, totaled, as of December 31, 2003, at approximately adjusted NIS 1,807 million (in December 31, 2002 - adjusted NIS 2,422 million).

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

As of December 31, 2003, Partner is not complying with any of the above financial conditions and the Company’s pledged shares in Partner (5.29% of Ordinary shares of Partner) have not been released, yet from their pledges.

3.	The Company provided a bank guarantee of NIS 9.2 million to the Government of Israel, which is valid through April 2005, for the purpose of assuring its compliance with the terms of the general Broadcasting license.

In addition, the Company provided a bank guarantee of NIS 16 million to the Government of Israel, which is valid through March 2025, for the purpose of assuring compliance with the terms of the Telecommunication Infrastructure license granted to Amat Telecom. (see also Note 1(a)8).

4.	The Company guarantees in an unlimited amount, to Hot Vision, for all amounts due to a bank at a rate of 24.6% of the total liabilities. In accordance with the resolution of Hot Vision’s board of directors, it was determined that the total credit to be extended to Hot Vision by the bank shall not exceed the amount of $ 35 million. Any excess amount shall be approved in writing by the Company’s board of directors. This resolution was forwarded to the bank that provides the credit. As of December 31, 2003 the Company’s share in those guarantees amounted to $ 4.6 million.

In addition, the Company is a guarantor to another bank to secure Hot Vision’s liabilities in the amount, which is varied between $ 4.3- $ 7 million (the Company share).

5.	The Company recorded a charge on equipment purchased from a supplier to secure its liabilities toward such supplier in a total amount of NIS 0.6 million.

In addition, the Company provides a bank guarantee of NIS 8.7 million to another supplier to secure its liabilities toward such supplier in a total amount of NIS 19.9 million.

6.	The Company guarantees in an amount of $ 200 thousand to Barak (other company).

7.	The Company provided a bank guarantee of NIS 18.6 million to the Controller, which is valid through April 2006, for the purpose of meeting the conditions for the merger of the cable activities as was determined by the Controller (see Note 1.a.4).

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

d.	In 2000, the Company was granted a call option for the purchase of 50% of the shares in the channel company, Hop Ltd. (“Hop”) from its shareholders. Due to regulatory provisions and by virtue of the directives of the Controller in connection with the merger of the cable companies, the Company was required to transfer the option to the full and exclusive ownership of a third party so that the Company does not have any interest in Hop. In the context of the agreement with the third party, it was determined that, in return for the transfer of the rights in the option to a third party, the third party shall pay the Company an amount equivalent to 95% of the proceeds actually received upon the exercise of the option and the actual purchase of ownership in 50% of the shares in Hop. In August 2003, the third party entered into an agreement with another company for the sale of the option in consideration for the total amount of approximately $ 1.8 million. The Company’s share amounts to approximately $ 1.7 million.

As of December 31, 2003, the Company did not recognize as income the expected gain, which amounts to $ 1.1 million, net of tax effect, from the sale of the option, since the material conditions, as stipulated in the selling agreement, were not fulfilled.

NOTE 16:-	SHAREHOLDERS’ EQUITY

a.	Share capital:

1.	Composition of share capital

	December 31, 2003 and 2002
	Authorized	Issued and paid-up

	Number of shares

Ordinary shares 1 NIS par value each	100,000,000	30,203,918

2.	The Company’s shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

The Company’s ADS are listed on the NASDAQ under the symbol “MATV”. Each ADS represents two of the Company’s Ordinary shares of NIS 1 par value.

b.	Option plan for senior employees:

1.	In November 1997, the Board of Directors approved an option plan for senior employees (the “1997 plan”). According to the 1997 plan, 16 senior employees will be allotted, without consideration, up to 500,000 options to purchase 500,000 Ordinary shares of NIS 1 par value of the Company (subject to adjustments).

Notwithstanding the above, employees who exercise options will not be allotted shares in the full amount of the options exercised, but only in the amount which reflects the element of the benefit embodied in the options as calculated at the time of exercises.

These options are exercisable from the following dates: 1/3 of the options - 12 months after the allotment; 1/3 of the options - 24 months after the allotment; and 1/3 of the options - 36 months after the allotment. These options are exercisable for a period of 24 months from the end of each of the above periods (the “exercise period”). Options not exercised will expire after the exercise period. The exercise price of the options is $ 8 per share.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

The Ordinary shares under the options were issued in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance which stipulate, inter-alia, that the Company shall be able to claim as a tax deduction the amounts credited to senior employees as benefit in respect of sale of the shares so issued at a price in excess of the exercise price, when such benefit is considered as taxable income in their hands.

As of December 31, 2003 and 2002, 1997 Plan ended, in which some senior employees exercised 275,000 options for purchasing 185,153 Ordinary shares of NIS 1 par value, 149,000 options were forfeited and 76,000 options were expired.

2.	On January 30, 2001, the Company’s Board of Directors approved an option plan for the Company’s senior employees (“the 2001 Plan”). Under the 2001 plan, senior employees will be allotted, without consideration, up to 864,000 options to purchase 864,000 Ordinary shares of NIS 1 par value of the company.

Notwithstanding the above, employees who exercise options will not be allotted shares in the full amount of the options exercised, but only in the amount which reflects the element of the benefit embodied in the options as calculated at the time of exercises.

These options are exercisable from the following dates: 1/3 of the options - 12 months after the decision was taken to make the allotment; 1/3 of the options - 24 months after the allotment; and, 1/3 of the options - 36 months after the allotment. These options are exercisable (in whole or in part) for a period of 24 months from the end each of the above periods (the “exercise period”).

Options not exercised will expire after the exercise period. The exercise price of the options is NIS 49 per share, linked to the Israeli CPI for December 2000 (based on 85% of the price of the Company’s Ordinary shares on the date of the decision of the Board of Directors) (NIS 52 in December 31, 2003 terms).

The Ordinary shares under the 2001 plan were issued in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance which stipulate, inter-alia, that the Company shall be able to claim as a tax deduction the amounts credited to senior employees as benefit in respect of sale of the shares so issued at a price in excess of the exercise price, when such benefit is considered as taxable income.

On August 28, 2001, the Company’s Board of Directors approved to reprice the exercise price of the first allotted portion to NIS 39.60 (based on 90% of the price of the Company’s Ordinary shares on August 15, 2001) (NIS 41 in December 31, 2003 terms) and the earliest date on which the first portion of the options may be exercised was postponed for three months from the original date.

As of December 31, 2003, under the 2001 Plan, 770,500 options were issued to 45 employees and 699,032 options were forfeited. See Also 3 below.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

3.	In November and December 2003, the Company’s Board approved a stock option plan for 50 of the Company’s employees without consideration (“the 2003 Plan”). The plan includes a total of 770,500 options that are exercisable into 770,500 Ordinary shares of NIS 1 of the Company.

Notwithstanding the above, employees who exercise options will not be allotted shares in the full amount of the options exercised, but only in the amount which reflects the element of the benefit embodied in the options as calculated at the time of exercises.

These options are exercisable from the following dates: 1/3 of the options - January 31, 2004; 1/3 of the options - January 31, 2005; and 1/3 of the options - January 31, 2006 (the “vesting period”). These options are exercisable for a period of 36 months from the end of each of the above periods (the “exercise period”).

Any option that is not exercised during the exercise period expires. In the first tranche, the exercise price of the options is NIS 26.816 per share (on the basis of 85% of the average price for Company share during 30 trading days on the Tel Aviv Stock Exchange before the date of the Board’s decision - November 17, 2003). In the second and third tranches, the exercise price of the options will be the basis of 90% of the average price for Company share during 30 trading days on the Tel Aviv Stock Exchange before the end of vesting period of each of the following tranches per share.

According to the 2003 plan, options may be issued provided that the employee waives their rights to options, which matured in the first and second tranches of the 2001 plan and that the Company’s Board of Directors approve the cancellation of the third tranche of the 2001 Plan, subject to the employees’ agreement (see 2 above).

The issuance of options is managed under the principles which were determined for that purpose in section 102 of the Income Tax Ordinance which stipulate, inter-alia, that the Company shall not be able to claim as a tax deduction the amounts credited to senior employees as benefit (in respect of sale of the issued shares at a price in excess of the exercise price), if that benefit is subject to capital gains tax in a reduced tax rate and will be able to claim as a tax deduction the amounts credited, as mentioned if that benefit is considered as regular taxable income.

On December 31, 2003, the General Meeting of the Company approved the abovementioned plan. As of that date 770,500 options were issued to the Company’s employees.

c.	Warrants (series I):

According to a prospectus dated August 28, 1997, the Company issued 2,850,000 registered warrants (series 1) exercisable through August 20, 2001 for acquisition of Ordinary shares of NIS 1 par value. Each (series 1) warrant is exercisable to purchase one Ordinary share of NIS 1 par value for a cash payment of NIS 41 linked to the Israeli CPI for July 1997 (NIS 49.17 in December 31, 2002 terms). Warrants not exercised through August 20, 2001 will expire and will not confer on their holders any rights.

The net proceeds from the issuance received in cash, amounted to adjusted NIS 1,909 thousand.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

383,750 warrants were purchased by Matav Haifa in the framework of the issuance. In August 2001, Matav Haifa purchased 986,398 warrants in consideration of adjusted NIS 250,000 and exercised them, together with another 383,750 warrants (that had been purchased at the original time of their issuance) at the date of their expiration (August 20, 2001) into 1,370,148 of the Company’s Ordinary shares in the amount of approximately adjusted NIS 66.2 million.

The aforementioned shares conferred in Matav Haifa constitute 4.54% of ownership and control in the Company.

On August 20, 2001, the remaining warrants that had not been exercised into shares, expired.

In 2002, Matav Haifa sold 26,651 shares of the Company in consideration for approximately NIS 1 million.

In 2003 Matav Haifa sold the remaining 1,343,497 shares of the Company in consideration for approximately NIS 39.1 million.

NOTE 17:-	TAXES ON INCOME

a.	Tax laws applicable to the companies:

The provisions of the Income Tax (Inflationary Adjustments) Law, 1985 apply to the Company and certain of its Israeli investees. According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI. In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the “Knesset” (Israeli parliament), pursuant to which until February 28 of the year following the reported tax year, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the Israeli CPI in that year did not increase by more than 3%. In February 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

The tax liability for 2003 is computed according to the law, while taking into account the decrease in the Israeli CPI in that year. The Company and its subsidiaries are taxed under this law.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:-	TAXES ON INCOME (Cont.)

b.	Deferred income taxes:

The composition of the deferred taxes, and the changes therein during the reported years and the related valuation allowance as of December 31, 2003 and 2002, are as follows:

	Consolidated
	For temporary differences of investment in affiliate company	For provisions for employees rights (severance pay and vacation pay) and for allowance for doubtful accounts	In respect of carryforward tax losses	Total
	Adjusted NIS in thousands

Balance at January 1, 2001	-	-	-	-

Deferred tax asset	-	1,656	53,586	55,242
Less - valuation allowance	-	(1,656)	(53,586)	(55,242)

Balance at December 31, 2002	-	-	-	-

Deferred tax asset (liability)	(15,630)	2,368	35,029	21,767
Less - valuation allowance	-	(2,368)	(35,029)	(37,397)

Balance at December 31, 2003	(15,630)	-	-	(15,630)

	The Company
	For temporary differences of investment in affiliate company	For provisions for employees rights (severance pay and vacation pay) and for allowance for doubtful accounts	In respect of carryforward tax losses	Total
	Adjusted NIS in thousands

Balance at January 1, 2001	-	-	-	-

Deferred tax asset	-	1,249	37,274	38,523
Less - valuation allowance	-	(1,249)	(37,274)	(38,523)

Balance at December 31, 2002	-	-	-	-

Deferred tax asset (liability)	(15,630)	1,491	34,926	20,787
Less - valuation allowance	-	(1,491)	(34,926)	(36,417)

Balance at December 31, 2003	(15,630)	-	-	(15,630)

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:-	TAXES ON INCOME (Cont.)

c.	Taxes on income included in the statements of operations:

1.	These taxes - for the reported years - are composed as follows:

	Consolidated
	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands
Current	(84)	108,851	41,799
Deferred taxes	1,538	-	(6,303)
For previous years - current	(1,888)	-	80

	(434)	108,851	35,576

	The Company
	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands
Current	(4,668)	108,851	41,799
Deferred taxes	1,042	-	(6,303)
For previous years - current	1,321	-	-

	(2,305)	108,851	35,496

Current taxes are computed at the tax rate of 36%.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:-	TAXES ON INCOME (Cont.)

2.	Below is a reconciliation between the theoretical tax expense (benefit), assuming all of the Group’s income is taxed at the regular tax rates applicable to companies in Israel (see (1) above), and the actual tax expense as reported in the statements of operations.

	Consolidated
	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands
Income (loss) before taxes on income, as
reported in the statement of operations	(178,886)	131,765	(10,781)

Theoretical tax expenses (benefit)	(64,400)	47,435	(3,881)
Increase (decrease) in taxes resulting
from:

Disallowable deductions	912	4,115	1,980
Increase in taxes in respect of tax
losses incurred in the reported year
for which deferred taxes were not
created	62,798	53,586	35,029
Increase in taxes in respect of temporary
differences which deferred taxes were
not provided	2,144	1,656	2,368
Difference in definition of capital and
assets for tax purposes	-	2,059	-
Taxes in respect of previous years	(1,888)	-	80

	(434)	108,851	35,576

	The Company
	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands
Income (loss) before taxes on income, as
reported in the statement of operations	(129,701)	185,248	(6,369)

Theoretical tax expenses (benefit)	(46,713)	66,689	(2,293)
Increase (decrease) in taxes resulting
from:

Disallowable deductions	683	3,639	1,372
Increase in taxes in respect of tax
losses incurred in the reported year
for which deferred taxes were not
created	39,856	37,274	34,926
Increase in taxes in respect of temporary
differences which deferred taxes were
not provided	-	1,249	1,491
Difference in definition of capital and
assets for tax purposes	2,548	-	-
Taxes in respect of previous years	1,321	-	-

	(2,305)	108,851	35,496

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:-	TAXES ON INCOME (Cont.)

d.	Carryforward tax losses:

At December 31, 2003 and 2002, the Group had carryforward tax losses of adjusted NIS 523 million and NIS 426 million, respectively. The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely. The carryforward tax losses amounts are dependent on the results of the dispute with the tax authorities (Note 11b(1)) and the tax assessments (Note 15b(f) and 15b(g)).

e.	Tax assessments:

The Company has received final assessments through tax year 1996, and the other Group companies have received final assessments through tax year 1997.

Regarding tax assessments which were received by the Company and its subsidiaries for tax years 1997 - 2002 (see Note 15b(f) and 15b(g)).

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 18:-	LINKAGE TERMS OF MONETARY BALANCES

	Consolidated
	December 31, 2002				December 31, 2003
	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total
	Adjusted NIS in thousands
Assets:

Cash and cash equivalents	6,681	-	923	7,604	80	-	37,868	37,948
Trade receivables	-	-	68,697	68,697	-	-	83,151	83,151
Other accounts receivable	-	1,699	4,075	5,774	-	-	8,592	8,592
Loan and capital note to affiliates	-	-	13,654	13,654	-	-	13,623	13,623
Long-term loans granted to employees	-	611	-	611	-	-	-	-
Other receivables	-	-	-	-	-	-	885	885

	6,681	2,310	87,349	96,340	80	-	144,119	144,199

Liabilities:

Short-term credit	-	25,672	413,216	438,888	19,005	163	370,562	389,730
Trade payables	16,887	-	67,169	84,056	7,331	-	87,368	94,699
Affiliate - current accounts	-	-	2,682	2,682	-	-	17,690	17,690
Other accounts payable	-	40,024	44,583	84,607	-	83,418	54,930	138,348
Loans from banks and other (including current
maturities)	53,779	163,541	-	217,320	25,214	147,862	-	173,076
Debentures (including current maturities)	-	133,192	-	133,192	-	99,846	-	99,846
Customers’ deposits for converters, net of
accumulated amortization	-	24,809	-	24,809	-	25,675	-	25,675

	70,666	387,238	527,650	985,554	51,550	356,964	530,550	939,064

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 18:-	LINKAGE TERMS OF MONETARY BALANCES (Cont.)

	The Company
	December 31, 2002				December 31, 2003
	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total
	Adjusted NIS in thousands
Assets:

Cash and cash equivalents	6,591	-	853	7,444	80	-	35,799	35,879
Trade receivables	-	-	47,635	47,635	-	-	45,400	45,400
Other accounts receivable	-	1,651	1,168	2,819	-	-	7,009	7,009
Loan and capital note to affiliates	-	-	13,654	13,654	-	-	13,623	13,623
Long-term loans granted to employees	-	464	-	464	-	-	-	-

	6,591	2,115	63,310	72,016	80	-	101,831	101,911

Liabilities:

Short-term credit	-	25,672	413,197	438,869	-	-	349,223	349,223
Trade payables	16,887	-	50,534	67,421	7,331	-	56,286	63,617
Affiliate - current accounts	-	-	3,077	3,077	-	-	15,988	15,988
Other accounts payable	-	-	73,185	73,185	-	43,418	81,560	124,978
Loans from banks and other (including
current maturities)	53,779	163,541	-	217,320	25,214	147,862	-	173,076
Debentures (including current maturities)	-	134,920	-	134,920	-	101,103	-	101,103
Customers’ deposits for converters, net of
accumulated amortization	-	18,347	-	18,347	-	18,882	-	18,882

	70,666	342,480	539,993	953,139	32,545	311,265	503,057	846,867

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19:-	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS

a.	Other operating expenses:

	Consolidated			The Company
	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2001	2002	2003
	Adjusted NIS in thousands
Payroll and related expenses	41,136	31,763	32,131	29,225	19,203	18,840
Royalties and other payments
to the Government	21,945	20,631	24,242	15,686	14,450	15,925
Royalties in respect of films
and programs - paid to Hot
Vision	69,718	61,763	53,994	49,669	44,981	38,129
Programs and other Broadcasts	157,213	181,172	140,414	112,491	121,885	98,957
Subscribers’ maintenance	18,841	17,619	22,845	13,786	11,590	14,380
Other	33,074	32,493	32,539	27,823	17,808	20,974

	341,927	345,441	306,165	248,680	229,917	207,205

b.	Selling, marketing, general and administrative expenses:

Selling and marketing:
Payroll and related expenses	17,817	15,832	15,539	13,082	11,191	10,446
Advertising	28,650	10,218	14,698	20,245	8,952	8,457
Sales promotion	11,507	14,593	13,717	8,586	8,981	7,975

	57,974	40,643	43,954	41,913	29,124	26,878

General and administrative:

Payroll and related expenses	22,144	20,777	16,596	16,207	10,735	12,718
Office rent and maintenance	11,344	9,687	7,894	9,680	7,687	4,692
Professional fees	4,362	4,600	1,199	3,158	3,100	3,011
Legal fees	5,690	2,383	1,547	4,081	2,383	1,182
Amortization of excess of
cost of investment in
Matav Haifa	1,420	1,420	894	-	-	-
Allowance for doubtful
accounts and write-off of
bad debts	2,823	2,065	5,300	2,124	1,452	3,590
Other	9,269	5,205	9,229	4,710	4,542	3,095

	57,052	46,137	42,659	39,960	29,899	28,288

	115,026	86,780	86,613	81,873	59,023	55,166

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19:-	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS (Cont.)

c.	Financial expenses (income), net:

	Consolidated			The Company
	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2001	2002	2003
	Adjusted NIS in thousands
Expenses:
In respect of debentures and
long-term loans	23,771	25,032	11,214	23,421	24,092	11,214
In respect of short-term
credit *)	21,124	10,328	51,637	21,072	10,771	49,272
Bank commissions	6,052	6,595	7,473	4,237	4,732	5,296
Other	2,681	7,254	13,778	2,002	4,530	13,605

	53,628	49,209	84,102	50,732	44,125	79,387

Income:
Interest on a bank deposit	-	(1,120)	(144)	-	-	-
Interest on loan to an
affiliate	(1,540)	-	-	(13,906)	-	-

	(1,540)	(1,120)	(144)	(13,906)	-	-

	52,088	48,089	83,958	36,826	44,125	79,387

.	*) Net of erosion of monetary items, net:

d.	Other income (expenses), net:

Gain (losses) from:
Changes in shareholding in
affiliate (including from
sale of shares of affiliate)	5,145	295,933	96,662	5,145	302,418	97,876
Write-off of investment in
other companies	-	(8,962)	-	-	(8,830)	-
Sale of fixed assets	(2,704)	(44)	(1,428)	(2,637)	(92)	(1,209)
Settlement of a claim	(973)	(235)	-	(972)	(235)	-
Gain from transfer of Company
Internet subscribes to
another Internet services
provider, net	1,585	-	-	1,585	-	-
Merger expenses related to
the cable companies	-	(2,801)	(4,487)	-	(2,801)	(4,487)
Adjustments of amortization
for deposits converters
liabilities and other	-	(5,356)	(4,001)	-	(3,434)	(2,803)
Retroactive refund of royalties	-	-	4,151	-	-	4,151
Write-off of fixed assets	-	-	(8,528)	-	-	(6,429)
Other	-	-	(1,373)	-	(452)	(2,158)

	3,053	278,535	80,996	3,121	286,574	84,941

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20:-	NET EARNING (LOSS) PER SHARE

Number of shares and income (loss) used in the calculation of income (loss) per ordinary share:

	Year ended December 31,
	2001		2002		2003
	Net income (loss)	Weighted Average amount of shares	Net income (loss)	Weighted average amount of shares	Net income (loss)	Weighted average amount of shares
	Adjusted NIS in thousands

Number of shares and the
net income (loss)
according to statements of
operations	(257,274)	(* 28,834	33,824	(* 28,860	(5,450)	(* 29,347

*) Net of the shares held by a subsidiary.

NOTE 21:-	BUSINESS SEGMENTS

a.	The group companies operate in two principal business segments: cable television and Internet.

b.	All income and expenses are attributed directly to business segments. No material transactions among the segments were carried out.

c.	Segment’s assets include all operating assets used in the segment and mainly consist of cash and cash equivalents, checks collectible, trade receivables and fixed assets. Most of the assets can be attributed to a certain segment. The amounts of certain assets that are jointly used by 2 segments or more, are allocated to segments on a reasonable basis.

The liabilities of a segment include all operating liabilities deriving from operating activities of the segment and mainly of trade payables and other accounts payable. Assets and liabilities of the segment do not include income tax assets and liabilities.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 21:-	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2003
	Internet	Cable Television	Total consolidated
	Adjusted NIS in thousands

Sales to external customers	34,403	511,077	545,480

Total revenues	34,403	511,077	545,480

Result of segments (operating (loss) income)	10,436	(18,255)	(7,819)

Unallocated financial expenses, net			(83,958)
Other income, net			80,996
Taxes on income			(35,576)

Income (loss) after taxes on income			(46,357)
Equity in earnings (losses) of affiliates			40,907

Loss			(5,450)

Other information
The segments assets	78,090	978,611	1,055,701
Unallocated common assets			85,851

Total consolidated assets			1,142,552

The segments liabilities	15,963	184,141	200,104
Unallocated common liabilities			761,700

Total consolidated liabilities			961,804

Capital investments	38,131	17,524	55,655

Depreciation and amortization	6,792	153,729	160,521

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 21:-	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2002
	Internet	Cable Television	Total consolidated
	Adjusted NIS in thousands
Sales to external customers	9,124	486,412	495,536

Total revenues	9,124	486,412	495,536

Result of segments (operating (loss) income)	(7,724)	(90,957)	(98,681)

Unallocated financial expenses, net			(48,089)
Other income, net			278,536
Taxes on income			(108,851)

Income after taxes on income			22,914
Equity in earnings of affiliates			10,910

Net income			33,824

Other information

The segments assets	39,297	1,049,964	1,089,261
Unallocated common assets			43,365

Total consolidated assets			1,132,626

The segments liabilities	10,369	145,761	156,130
Unallocated common liabilities			829,424

Total consolidated liabilities			985,554

Capital investments	36,073	80,768	116,841

Depreciation and amortization	5,893	156,103	161,996

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22:-	TRANSACTIONS WITH INTERESTED PARTIES

	Consolidated and the Company
	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands
a. Salaries and profit sharing grant:

1. To unemployed directors:

Payments	148	194	142
Number of recipients	2	3	3

2. Employed interested parties:

Cost of salaries (1)	2,122	1,251	1,116
Number of recipients	2	1	1

b. Expenses:

Rental and services to shareholders affiliate	293	286	244
Payment to supplier	13,725	15,127	13,936
Operating commissions	2,508	2,902	-
Costs related to set up of infrastructure,
included in fixed assets	498	-	-
Professional services	-	295	2,728

(1) See also Note 16b(3).

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 23:-	TRANSACTIONS WITH INTERESTED PARTIES

a.	Foreign exchange risk management:

The Company enters into foreign exchange contracts to protect itself against the risk of the possible fluctuation of change in the exchange rate, relating to agreements with suppliers.

The amounts relating to foreign currency derivatives - forward contracts - for exchange of NIS into U.S. dollars currency, are as follows:

As of December 31, 2003, the Company has forward contracts for call options to buy $ 24 million and put options to sell $ 24 million. The options are presented in the financial statements at market value (see c below). As of December 31, 2002, there were no forward contracts.

b.	Concentrations of credit risks:

At December 31, 2003 and 2002, the Group held cash and cash equivalents which were deposited mainly with Israeli banks. The Group is of the opinion that the credit risk in respect of these balances is remote.

The Group’s revenues are derived from a large number of customers in the franchise areas. Consequently, the exposure to credit risk relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

c.	Fair value of financial instruments:

The fair value of the financial instruments included in working capital of the Group is usually identical or approximates their carrying value. The fair value of long-term loans granted and the fair value of long-term bank loans also approximate their carrying value, since they bear interest at rates close to prevailing market rates.

The fair value of debentures as of December 31, 2003 and 2002 amounted to adjusted NIS 99 million and adjusted NIS 122 million, respectively, which represents the market value of the debentures on the TASE.

The fair value of the derivatives mentioned in a. above as of December 31, 2003 is a net liability of adjusted NIS 1,588 thousand.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 24:-	SUBSEQUENT EVENTS

a.	On January 24, 2004, Delek Investments Properties Ltd. (“Delek”) purchased from Dankner Investments Ltd. (“Dankner”) 17.99% of the Company’s outstanding Ordinary shares.

During February 2004 the Company announced that it was engaged in preliminary negotiations with Tevel Israel International Communications Ltd. (“Tevel”) and with Tevel’s shareholders to purchase all of Tevel’s cable assets, including Tevel’s holdings in Golden Channels and Co. and in Tevel’s subsidiaries that have cable broadcasting and access to fast-internet licenses (“Tevel’s Communications Assets”)

The Company was evaluating a few alternatives for the execution of the transaction, including the possibility of the Company purchasing Tevel’s Communications Assets and in return the Company would issue its shares to Tevel and take on part of Tevel’s bank debt, thus increasing the Company’s total debt.

Following the signing of the Memorandum of Agreement with Partner, (see below), these negotiations with Tevel and its shareholders, shall be conducted at this stage in the context of Matav-Partner transaction.

On March 15, 2004 the Company and its shareholders, Dankner and Delek entered into a memorandum of agreement with a leading Israeli mobile communications operator, Partner pursuant to which Partner shall invest up to $ 137 million in the Company for up to 40% share of the Company equity, and control of the Company. The memorandum will become binding only upon approval of the Board of Directors of each company. The transaction is subject to significant prerequisites which include, inter alia:

-	Execution of a definitive agreement and completion of due diligence by Partner;

-	Distribution to the shareholders of Partner shares currently held by the Company (“the Distribution”);

-	Receipt of significant additional subscriber base by the Company from existing providers;

-	An agreement for commercial cooperation between Partner and the Company;

-	Satisfactory agreements with the lenders of each of the companies;

-	Approval of the Company shareholders of an amendment of the Articles of Association of the Company, and Confirmation that Dankner, Delek and Partner will not be deemed a “group of borrowers” of the Company, for purposes of Israeli banking regulations, as a result of the transaction.

Upon closing of the proposed Partner investment in the Company, the holdings of Delek and Dankner will each be diluted to approximately 12%. Each of Delek and Dankner will have an option during the two years following the closing to purchase up to an additional 6% of the Company shares from Partner at a price to be determined on the basis of the price of Matav shares and the price of the Partner shares received by Matav shareholders as a distribution from the Company, during the option period. In addition, Partner will have the option at the end of the two year option period to repurchase Matav shares from Delek and Dankner at a material premium over the Delek and Dankner option price, so that Partner’s holding in the Company will be at least 2% greater than that of Delek and Dankner together, should they exercise their options.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 24:-	SUBSEQUENT EVENTS(Cont.)

During the two years following the closing for as long as Delek and Dankner hold the Company shares, and subject to certain conditions, Partner will receive from Delek and Dankner limited proxies that will grant Partner voting power in the aggregate of 50.01% of the voting shares of the Company, and has agreed to vote in favor of two directors designated on behalf of each of Delek and Dankner for as long as each of them holds at least 5% of the Company.

The parties undertook to negotiate with the intent of entering into a definitive agreement until May 15, 2004. However, there is no assurance that a definitive agreement will be concluded, or that all the prerequisites for closing will be fulfilled.

The Company reviews the tax implications of the Distribution on the Company and its shareholders and estimates that the total tax liability to the Company, based on the value of Partner shares as of today, will amount to approximately $ 27 million.

The Company also estimates that if the transaction will be completed, the equity of the Company will increase by approximately $ 100 million.

b.	In February 2004, a subsidiary of the Company received tax assessments for the years 1999 - 2001 (see Note 15(2)(f).

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 25:-	A SUMMARY OF THE FINANCIAL STATEMENTS IN NOMINAL VALUE

a.	Balance sheets - the Company:

	December 31,
	2002	2003
	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7,586	35,879
Trade receivables	48,546	45,400
Other accounts receivable	12,919	19,431

	69,051	100,710

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	14,453	72,365
Investment in other company	16,536	16,536
Investments in subsidiaries and long-term accounts	238,661	227,483
Long-term loans granted to employees	473	-
Severance pay fund, net	413	-
Other receivables	-	815

	270,536	317,269

FIXED ASSETS:
Cost	1,089,664	1,090,654
Less - accumulated depreciation	446,330	536,694

	643,334	553,960

OTHER ASSETS AND DEFERRED CHARGES, NET	2,148	1,134

	985,069	973,073

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 25:-	A SUMMARY OF THE FINANCIAL STATEMENTS IN NOMINAL VALUE(Cont.)

	December 31,
	2002	2003
	NIS in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank credit	523,931	394,896
Current maturities of debentures	34,375	33,701
Trade payables	68,710	63,617
Jointly controlled entity - current account	1,940	15,988
Other accounts payable	74,513	139,027

	703,469	647,229

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	144,801	127,403
Debentures	103,124	67,402
Losses over investments in subsidiaries	10,568	12,393
Customers' deposits for converters, net of accumulated
amortization	18,698	18,882
Severance pay liability	-	704

	277,191	226,784

SHAREHOLDERS’ EQUITY:
Share capital:	30,204	30,204
Additional paid-in capital	318,350	295,439
Accumulated deficit	(281,851)	(226,583)

	66,703	99,060
Less - cost of Company shares held by subsidiary	62,294	-

	4,409	99,060

	985,069	973,073

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 25:-	A SUMMARY OF THE FINANCIAL STATEMENTS IN NOMINAL VALUE(Cont.)

b.	Statements of operations - the Company:

	Year ended December 31,
	2001	2002	2003
	NIS in thousands

Revenues	321,877	346,094	372,202

Operating expenses	315,077	323,537	304,573

Gross profit	6,800	22,557	67,629

Selling, marketing, general and administrative
expenses:
Selling and marketing	39,899	29,159	27,236
General and administrative	38,042	29,934	28,664

	77,941	59,093	55,900

Operating profit (loss)	(71,141)	(36,536)	11,729
Financial expenses, net	(42,251)	(70,832)	(71,181)
Other income, net	3,539	285,130	88,516

Income (loss) before taxes on income	(109,853)	177,762	29,064
Taxes on income	(2,220)	110,720	36,530

Income (loss) from operations of the Company	(107,633)	67,042	(7,466)
Equity in earnings (losses) of affiliates and
subsidiaries, net	(117,224)	(61,228)	62,734

Net income (loss) for the year	(224,857)	5,814	55,268

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 25:-	A SUMMARY OF THE FINANCIAL STATEMENTS IN NOMINAL VALUE(Cont.)

c.	Statements of changes in shareholders' equity

	Share capital	Additional paid-in capital	Retained earnings (accumulated deficit)	Cost of Company shares held by subsidiary	Total

Balance at January 1, 2001	28,785	254,833	(62,808)	-	220,810
Loss for the year	-	-	(224,857)	-	(224,857)
Exercise of stock options
by employees and exercise
of series 1 warrants	49	1,909	-	-	1,958
Acquisition and exercise of
Company Series 1 warrants
by subsidiary	1,370	61,985	-	(63,603)	(248)

Balance at December 31, 2001	30,204	318,727	(287,665)	(63,603)	(2,337)
Net income for the year	-	-	5,814	-	5,814
Sale of Company shares held
by subsidiary	-	(377)	-	1,309	932

Balance at December 31, 2002	30,204	318,350	(281,851)	(62,294)	4,409
Net income for the year	-	-	55,268	-	55,268
Sale of Company shares held
by subsidiary	-	(22,911)	-	62,294	39,383

Balance at December 31, 2003	30,204	295,439	(226,583)	-	99,060

MATAV - CABLE SYSTEMS MEDIA LTD.
APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE OF PRINCIPAL INVESTEE COMPANIES

Holding Company	Name of Company	Percentage of ownership and control by holding company as of December 31, 2003

Matav Cable Systems Ltd.	Cable System Media Haifa-Hadera Ltd.	100%	Subsidiary

Matav Cable Systems Ltd.	Matav Investments Ltd.	100%	Subsidiary

Matav Cable Systems Ltd.	Matav Infrastructures 2001 - Limited Partnership	100%	Subsidiary

Matav Investments Ltd.	Matav Properties Ltd.	100%	Subsidiary

	Partner Communication Company Ltd.	5.29%	Affiliate

	Hot Vision Ltd.	26.6%	Proportionately consolidated

	Nonstop Ventures Ltd.	50%	Affiliate